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Camco Financial Corporation | *2012 Annual Report*

TABLE OF CONTENTS



CAMCO FINANCIAL CORPORATION - HEADQUARTERS

814 Wheeling Avenue
Cambridge, OH 43725

BANKING OFFICES

OHIO

Cambridge - Downtown
814 Wheeling Avenue
Cambridge, OH 43725

Cambridge - N. 11th Street
175 N. 11th Street
Cambridge, OH 43725

Belpre
1925 Washington Boulevard
Belpre, OH 45714

Byesville
209 Seneca Avenue
Byesville, OH 43723

Cincinnati - Westwood Area
3002 Harrison Avenue
Cincinnati, OH 45211

Cincinnati - Mason
6360 Tylersville Road
Mason, OH 45040

Cincinnati - Mt. Adams
1111 St. Gregory Street
Cincinnati, OH 45202

Dover
547 S. James Street
Dover, OH 44662

Germantown
1 North Plum Street
Germantown, OH 45327

London - Downtown
2 East High Street
London, OH 43140

London - Eagleton Center
1104 Eagleton Center
London, OH 43140

Marietta - Downtown
226 Third Street
Marietta, OH 45750

Marietta - Lafayette Center
478 Pike Street
Marietta, OH 45750

New Lebanon
675 W. Main Street
New Lebanon, OH 45345

Uhrichsville
327 E. Third Street
Uhrichsville, OH 44683

Washington Court House -
Downtown
134 E. Court Street
Washington Court House, OH 43160

Washington Court House
1050 Washington Avenue
Washington Court House, OH 43160

Westerville–Polaris
440 Polaris Parkway, Suite 150
Westerville, OH 43082

KENTUCKY

Covington
401-7 Pike Street
Covington, KY 41011

Florence
7550 Dixie Highway
Florence, KY 41042

Ft. Mitchell
2497 Dixie Highway
Ft. Mitchell, KY 41017

WEST VIRGINIA

Vienna
1500 Grand Central Avenue
Vienna, WV 26105

2013 Board of Directors

James E. Huston, Chairman/CEO/President, Camco Financial Corporation (4, 5, 6)
Norman G. Cook, President, Sports Imports (2, 4, 6)
James D. Douglas, JRC Advisor Services (2, 3, 4, 5, 6)
Andrew S. Dix, Publisher, The Daily Jeffersonian (1, 6)
Terry A. Feick, Retired, Superintendent, Washington Court House City Schools (2, 6)
Edward D. Goodyear, Treasurer, Agricultural Lands, Inc. (1, 5, 6)
Carson K. Miller, Retired President, Washington State Community College (2, 6)
James P. Spragg, President/COO, Plus Fore Management, LLC (4, 6)
Jeffrey T. Tucker, Lead Director, CPA, Tucker & Tucker, CPAs, LLC (3, 4, 5, 6)
J. Timothy Young, Senior Vice President, Hamilton Capital Management, Inc. (1, 3, 6)

2013 Board Committees

(1) Audit & Risk Management Committee
Edward D. Goodyear, Chair
(2) Compensation Committee
James D. Douglas, Chair
(3) Corporate Governance and Nominating Committee
Jeffrey T. Tucker, Chair
(4) Executive Loan Committee
Troy D. Greenwalt, Co-Chair, Laurence S. Christ, Co-Chair
(5) Executive Committee
James E. Huston, Chair
(6) Compliance Oversight Committee
Carson K. Miller, Chair

2013 Senior Management

James E. Huston, Chairman/CEO/President
John E. Kirksey, Senior Vice President, Chief Financial Officer
David S. Caldwell, Senior Vice President, Retail Banking, Corporate Secretary
Laurence S. Christ, Senior Vice President, Chief Credit Officer
Mark A. Olson, Senior Vice President, Residential and Consumer Lending
Edward A. Wright, Senior Vice President, Operations, Information Services
James W. Chugg, Senior Vice President, Director of Human Resources
Troy D. Greenwalt, Senior Vice President, Chief Lending Officer

Dear Fellow Stockholders,

The year 2012 proved to be another period of strengthening our balance sheet, while keeping our focus on executing our plan to achieve operational accomplishments. We exited 2012 stronger than we entered the year and look forward to attaining further progress in 2013. We finished 2012 with earnings of $4.2 million or $.50 per diluted share compared with $.2 million or $.03 per diluted share for 2011.

One highlight that helped strengthen our balance sheet was the fully subscribed, successful completion of our $10.0 million rights and public offering. We were thrilled by the favorable response and confidence our current stockholders showed during this offering. This offering, combined with other successes during the year, allowed our Tier-one equity to increase to 8.43% at December 31, 2012 compared to 6.59% at December 31, 2011.

Operationally, we were able to grow our core deposits by $39.1 million, an increase of 13.8% during 2012, adding to the substantial liquidity on our balance sheet. Residential mortgage lending also experienced a very strong year with annual loan production of $132.0 million. This production helped fuel gain on sale of loans, and, when combined with higher loan fee income and improvements in the value of mortgage servicing rights, contributed to a $1.5 million increase in noninterest income over 2011.

Our 2012 results demonstrated further progress in asset quality and a reduction in delinquent loans. Classified loans decreased $11.6 million during the year down to $29.0 million. Non-performing loans also decreased by $5.3 million down to $19.6 million.

We continue to look for new and innovative ways to service our existing customers and continue to look for ways to attract new customers, while staying true to offering the highest quality service that our customers have come to expect and deserve.

Each of the items discussed above, along with many other initiatives, led to strong earnings for your company and a stronger balance sheet that positions us well to move forward with strength and optimism. We continue to execute against our strategic plan to grow assets, deposits and earnings, while gaining new customers.

Our logo has four points coming together symbolizing our commitment to our employees, our communities, our customers and our stockholders that creates value for all. With these in mind, we will continue to implement strategic initiatives that will keep us a strong and vibrant institution.



Sincerely,

James E. Huston
Chairman, Chief Executive Officer and President

STOCKHOLDER INFORMATION

ANNUAL MEETING

Stockholders are cordially invited to attend the Annual Meeting of Stockholders of Camco Financial Corporation.

When: Tuesday, May 21, 2013 at 3:00 PM Eastern Daylight Time

Where: Cambridge Country Club, 60755 Southgate Road, Byesville, OH 43723

QUESTIONS OR INFORMATION

Questions or inquiries regarding Camco Financial Corporation should be directed to:

James E. Huston, Chairman/CEO/President
Camco Financial Corporation
814 Wheeling Avenue
Cambridge, Ohio 43725
740-435-2020
E-mail: sflood@advantagebank.com

TRANSFER AGENT AND REGISTRAR

Communications regarding change of address, transfer of shares, lost certificates and dividends should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800-368-5948
info@rtco.com

NASDAQ SYMBOL – CAFI

Internet Home Page Address: www.camcofinancial.com

ANNUAL REPORT ON FORM 10-K

The Camco Financial Corporation Annual Report on Form 10-K filed with the Securities and Exchange Commission and the Code of Ethics are available on Camco's website or free of charge upon written request directed to:

Camco Financial Corporation
John E. Kirksey
Chief Financial Officer
814 Wheeling Avenue
Cambridge, Ohio 43725
740-435-2020
Fax: 740-435-2021
E-mail: ir@advantagebank.com

Selected Consolidated Financial Data.

The following tables set forth certain information concerning the consolidated financial position and results of operations of Camco for the periods indicated. This selected consolidated financial data should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

SELECTED CONSOLIDATED FINANCIAL DATA:

As of December 31:	2012	2011	2010	2009	2008
Total amount of:			(In thousands)		
Assets	$764,259	$767,018	$814,966	$842,655	$1,000,446
Interest-bearing deposits in other financial institutions	44,564	21,954	15,971	17,663	35,272
Securities available for sale—at market	85,298	17,845	30,768	55,950	85,352
Securities held to maturity	903	3,083	3,948	2,113	13,406
Loans receivable—net [1]	561,119	647,267	670,048	659,497	758,826
Deposits	627,224	629,259	651,816	659,902	723,956
FHLB advances and other borrowings	64,220	80,285	104,464	109,232	183,833
Stockholders' equity	59,727	45,605	46,103	60,514	71,700

SELECTED CONSOLIDATED OPERATING DATA:

For the year ended December 31:	2012	2011	2010	2009	2008
		(In thousands, except per share data)			
Total interest income	$31,623	$36,237	$ 40,821	$ 44,724	$ 56,783
Total interest expense	7,732	10,374	14,434	20,594	30,974
Net interest income	23,891	25,863	26,387	24,130	25,809
Provision for losses on loans	144	2,279	18,460	21,792	14,793
Net interest income after provision for losses on loans	23,747	23,584	7,927	2,338	11,016
Other income	7,999	6,498	7,364	8,261	3,708
General, administrative and other expense	27,641	29,324	29,332	28,113	28,481
Goodwill Impairment	0	0	0	0	6,683
Earnings (loss) before federal income taxes (credits)	4,105	758	(14,041)	(17,514)	(20,440)
Federal income taxes (credits)	(58)	544	518	(6,297)	(5,116)
Net earnings (loss)	$ 4,163	$ 214	$(14,559)	$(11,217)	$(15,324)
Earnings (loss) per share:					
Basic	$ 0.50	$ 0.03	$ (2.02)	$ (1.56)	$ (2.14)
Diluted [2]	$ 0.50	$ 0.03	$ (2.02)	$ (1.56)	$ (2.14)
Dividends declared per share	$0.0000	$0.0000	$ 0.0000	$ 0.0200	$ 0.2625
Return on average assets [3]	0.54%	0.03%	(1.72)%	(1.20)%	(1.50)%
Return on average equity [3]	8.56%	0.47%	(26.39)%	(15.73)%	(17.93)%
Average equity to average assets [3]	6.32%	5.80%	8.29%	7.63%	8.34%
Dividend payout ratio [4]	N/A [5]	N/A [5]	N/A [5]	N/A [5]	N/A [5]

(1) Includes loans held for sale.

(2) Represents a pro-forma presentation based upon net earnings from operations divided by weighted-average basic and diluted shares outstanding.

(3) Ratios are based upon the mathematical average of the balances at the end of each month.

(4) Represents dividends per share divided by basic earnings per share.

(5) Not meaningful.

Description of Business

Camco Financial Corporation ("Camco" or the "Corporation") is a bank holding company that was organized under Delaware law in 1970. Camco is engaged in the financial services business in Ohio, Kentucky and West Virginia, through its wholly-owned subsidiary, Advantage Bank, an Ohio bank ("Advantage" or the "Bank"). On March 31, 2011, Camco divested activities related to Camco Title Agency and decertified as a financial holding company. Camco remains a bank holding company and continues to be regulated by the Federal Reserve Board ("FRB").

Advantage is primarily regulated by the State of Ohio Department of Commerce, Division of Financial Institutions (the "Division"), and the Federal Deposit Insurance Corporation (the "FDIC"). Advantage is a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati, and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (the "DIF") administered by the FDIC.

Advantage's lending activities include the origination of commercial real estate and business loans, consumer loans, and residential conventional fixed-rate and variable-rate mortgage loans for the acquisition, construction or refinancing of single-family homes located in Advantage's primary market areas. Advantage also originates construction and permanent mortgage loans on condominiums, two- to four-family, multi-family (over four units) and nonresidential properties. Advantage continues to diversify the balance sheet through commercial, commercial real estate, and consumer loans as well as retail and business checking and money market deposit accounts.

The financial statements for Camco and Advantage are prepared on a consolidated basis. The principal source of revenue for Camco on an unconsolidated basis has historically been dividends from the Bank. Payment of dividends to Camco by the Bank is subject to various regulatory restrictions.

Because we are a public company, we are subject to regulation by the Securities and Exchange Commission ("SEC"). The SEC has established five categories of issuers for purpose of filing periodic and annual reports. Under these regulations, we are considered to be a smaller reporting company and, as such, must comply with SEC smaller reporting requirements.

References in this report to various aspects of the business, operations and financial condition of Camco may be limited to Advantage, as the context requires. Camco's Internet site, http://www.camcofinancial.com, provides Camco's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), free of charge as soon as reasonably practicable after Camco has filed the report with the SEC.

Stock Information

At December 31, 2012, Camco had 13,233,036 shares of common stock with approximately 2,790 holders of record. Camco's common stock is listed on The Nasdaq Global Market ("Nasdaq") under the symbol "CAFI." The table below sets forth the high and low closing price for the common stock of Camco, per quarter, together with the dividends declared per share of common stock, for each quarter of 2012 and 2011.

	High	Low	Cash Dividends Declared
Year ended December 31, 2012 (1)			
Quarter ending:			
December 31, 2012	$2.34	$1.65	$0.00
September 30, 2012	2.50	1.83	0.00
June 30, 2012	2.70	2.01	0.00
March 31, 2012	2.80	1.27	0.00
Year ended December 31, 2011 (1)			
Quarter ending:			
December 31, 2011	$1.48	$1.10	$0.00
September 30, 2011	1.90	1.18	0.00
June 30, 2011	2.00	1.56	0.00
March 31, 2011	2.41	1.65	0.00

(1) See "Liquidity and Capital Resources" in Note K of this Annual Report for discussion of restrictions that materially limit Camco's ability to pay dividends.

Camco did not repurchase any stock during the fourth quarter of 2012.

General

Since its incorporation in 1970, Camco Financial Corporation ("Camco" or the "Corporation") has evolved into a full-service provider of financial products through its subsidiary, Advantage Bank ("Advantage" or "Bank"). Utilizing a common marketing theme based on Camco's commitment to personalized customer service, Camco has grown from $22.8 million of consolidated assets in 1970 to $764.3 million of consolidated assets at December 31, 2012. Camco's rate of growth is largely attributable to its acquisitions and its expansion of product lines from the limited deposit and loan offerings which the Bank could offer in the heavily regulated environment of the 1970s to the wider array of financial service products that commercial banks traditionally offer.

Management believes that continued success in the financial services industry will be achieved by those institutions with a rigorous dedication to building value-added customer-oriented organizations. Toward this end, each of the Bank's regions has the ability to make local decisions for customer contacts and services, however back-office operations are consolidated and centralized. Based on consumer and business preferences, the Bank's management designs financial service products with a view towards differentiating each of the constituent regions from its competition. Management believes that the Bank regions' ability to rapidly adapt to consumer and business needs and preferences is essential to them as community-based financial institutions competing against the larger regional and money-center bank holding companies.

Camco's profitability depends primarily on its level of net interest income, which is the difference between interest income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on deposit accounts and borrowings. In recent years, Camco's operations have also been heavily influenced by its credit losses and the need for additional provision for loan losses, the level of other income, including mortgage banking income and other fee income. Camco's operations are also affected by general, administrative and other expenses, including employee compensation and benefits, occupancy expense, data processing, franchise taxes, advertising, other operating expenses and federal income tax expense.

Overview

During 2012, the economic environment for financial services companies improved slightly, but continued to be challenging. Bankruptcies, foreclosures and prolonged unemployment have continued and the oversupply of housing continues to depress property values. Due to the decreased property values, the government has expanded the Home Affordable Refinance Program ("HARP") for borrowers that are current with payments on their mortgages. HARP enables them to refinance up to 125% loan to value. This coupled with interest rates decreasing in 2012, has created a higher loan application level, but has also decreased the value of our seasoned loans within our mortgage servicing rights asset.

We continued to execute our long-term strategic plan to diversify the balance sheet, and improve delinquency, loan quality and our funding mix by reducing borrowings and increasing transaction-based deposits.

In 2012, total deposits decreased $2.0 million or 0.3% as we continued our goal of decreasing higher yielding certificates of deposits while increasing "core" deposit growth related to a number of organizational and product development initiatives, which included our suite of commercial and small business checking accounts, online business cash management system, and remote deposit capture solutions. We have continued to build our deposits with these new products and believe these products will continue to help us be more competitive for business checking accounts. Competition for deposits continues to put pressure on marginal funding costs, despite continued low rates in 2012, but our goal is to continue our strategy and build core customer accounts that are normally a lower cost of funding.

During 2012, Camco experienced improving trends in asset quality metrics. Nonperforming loans decreased $5.3 million, or 21.4% from $24.9 million at December 31, 2011 to $19.6 million at the end of 2012. Net charge offs totaled $2.5 million during 2012 compared to $4.6 million during 2011. These decreases demonstrate our continued diligence in managing our delinquencies and working with our loan customers in order to reduce losses for them, as well as our Corporation. Additionally, the amount of classified loans has decreased not only due to charge offs and sales of various assets, but also due to upgrading the loan quality ratings of various commercial loans related to improved borrower financial performance combined, in some cases, with restructured credit facilities, which has resulted in lower provisions for loan losses.

The Corporation engaged an investment banking firm in 2010 to evaluate capital plan initiatives such as balance sheet reduction, the sale of branches, and issuing common stock, preferred stock, debt or some combination of those issuances, or other financing alternatives that would be treated as capital. On November 8, 2012, Camco announced the successful and fully subscribed closing of a $10.0 million rights and private offering. Net proceeds of $9.4 million, net of offerings costs of $619,000 were invested in Advantage to improve its regulatory capital position. *See* Note-K for additional information.

We believe we are taking significant steps forward in managing our operational efficiency. In 2011, we launched online statements, a more convenient way of banking for many customers, and we are continuing our focus on improving noninterest income and controlling noninterest expense by refining our operations. We continue to analyze new products to deepen relationships with our "core" customers and improve the structure of our balance sheet and create efficiency throughout.

On March 4, 2011, Camco was notified by the FRB that by March 31, 2011 it must divest of activities conducted pursuant to section 4(k) of the BHC Act, which meant Camco Title Agency, and that it must decertify as a financial holding company. Camco complied with this request by liquidating Camco Title Agency and decertifying on March 31, 2011. After it decertified, Camco remained a bank holding company.

Forward-Looking Statements

This annual report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which can be identified by the use of forward-looking terminology, such as may, might, could, would, believe, expect, intend, plan, seek, anticipate, estimate, project or continue or the negative thereof or comparable terminology. All statements other than statements of historical fact included in this document regarding our outlook, financial position and results of operation, liquidity, capital resources and interest rate sensitivity are forward-looking statements. These forward-looking statements also include, but are not limited to:

- anticipated changes in industry conditions created by state and federal legislation and regulations;
- anticipated changes in general interest rates and the impact of future interest rate changes on our profitability, capital adequacy and the fair value of our financial assets and liabilities;
- retention of our existing customer base and our ability to attract new customers;
- the development of new products and services and their success in the marketplace;
- the adequacy of the allowance for loan losses; and,
- statements regarding our anticipated loan and deposit account growth, expense levels, liquidity and capital resources and projections of earnings.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results to be materially different from any future results expressed or implied by such forward-looking statements. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements included herein include, but are not limited to:

- competition in the industry and markets in which we operate;
- levels of non-performing assets;
- changes in general interest rates;
- loan demand;
- rapid changes in technology affecting the financial services industry;
- real estate values;
- changes in government regulation; and
- general economic and business conditions.

This Management Discussion and Analysis is intended to give stockholders a more comprehensive review of the issues facing management than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this annual report. As used herein and except as the context may otherwise require, references to "Camco," "the Corporation", "we," "us," or "our" means, collectively, Camco Financial Corporation and its wholly owned subsidiary, Advantage Bank.

Critical Accounting Policies

"Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as disclosures found elsewhere in this annual report, are based upon Camco's consolidated financial statements, which are prepared in accordance with US GAAP. The preparation of these financial statements requires Camco to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under US GAAP.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of mortgage servicing rights, the fair value of other real estate owned and the valuation of deferred tax assets. Actual results could differ from those estimates.

Summary. We believe the accounting estimates related to the allowance for loan losses, the capitalization, amortization, and valuation of mortgage servicing rights, the value of other real estate owned and deferred income taxes are "critical accounting estimates" because: (1) the estimates are highly susceptible to change from period to period because they require us to make assumptions concerning the changes in the types and volumes of the portfolios, rates of future prepayments, and anticipated economic conditions, (2) the impact of recognizing an impairment or loan loss could have a material effect on Camco's assets reported on the balance sheet as well as its net earnings, (3) the value of real estate owned could change materially due to the current economy and unemployment rates, and (4) assumptions and conditions could be incorrect related to the valuation allowance and the amount of income taxes payable may need to be adjusted by way of a charge to expense.

Allowance for Loan Losses

The procedures for assessing the adequacy of the allowance for loan losses reflect management's evaluation of credit risk after careful consideration of all information available to management. In developing this assessment, management must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown such as economic factors, developments affecting companies in specific industries and issues with respect to single borrowers. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for loan losses.

Each quarter, management analyzes the adequacy of the allowance for loan losses based on a review of the loans in the portfolio along with an analysis of external factors (including current housing price depreciation, homeowners' loss of equity, etc) and historical delinquency and loss trends. The allowance is developed through specific components: 1) the specific allowance for loans subject to individual analysis, 2) the allowance for classified loans not otherwise subject to individual analysis and 3) the allowance for non-classified loans (primarily homogenous).

Classified loans with indication or acknowledgment of deterioration are subject to individual analysis. Loan classifications are those used by regulators consisting of Special Mention, Substandard, Doubtful and Loss. In evaluating these loans for impairment, the measure of expected loss is based on the present value of the expected future cash flows discounted at the loan's effective interest rate, a loan's observable market price or the fair value of the collateral if the loan is collateral dependent. All other classified assets and non-classified assets are combined with the homogenous loan pools and segregated into loan segments. The segmentation is based on grouping loans with similar risk characteristics (one-to-four family, home equity, etc.). Loss rate factors are developed for each loan segment, which are used to estimate losses and determine an allowance. The loss factors for each segment are derived from historical delinquency, classification, and charge-off rates adjusted for economic factors and an estimated loss scenario.

The allowance is reviewed by management to determine whether the amount is considered adequate to absorb probable losses to the loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on management's current judgment about the credit quality of the loan portfolio. This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan pools that are based on historical loss experience, and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions. Management also considers trends in delinquencies and loan losses for the bank specifically, the region, the nation, and other economic factors. While the Corporation strives to reflect all known risk factors in its evaluations, judgment errors may occur.

Mortgage Servicing Rights

To determine the fair value of its mortgage servicing rights ("MSRs") each reporting quarter, the Corporation provides information representing loan information in each pooling period accompanied by escrow amounts to a third party valuation firm. The third party then evaluates the possible impairment of MSRs as described below.

MSRs are recognized as separate assets or liabilities when loans are sold with servicing retained. A pooling methodology, in which loans with similar characteristics are "pooled" together, is applied for valuation purposes. Once pooled, each group of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that the Bank expects to realize from the portfolio. Earnings are projected from a variety of sources including loan service fees, net interest earned on escrow balances, miscellaneous income and costs to service the loans. The present value of future earnings is the estimated fair value for the pool, calculated using consensus assumptions that a third party purchaser would utilize in evaluating a potential acquisition of the MSR's.

Events that may significantly affect the estimates used are changes in interest rates and the related impact on mortgage loan prepayment speeds and the payment performance of the underlying loans. The interest rate for net interest earned on escrow balances, which is supplied by management, takes into consideration the investment portfolio average yield as well as current short duration investment yields. Management believes this methodology provides a reasonable estimate. Mortgage loan prepayment speeds are calculated by a third party provider utilizing the Economic Outlook as published by the Office of the Chief Economist of Freddie Mac in estimating prepayment speeds and provides a specific scenario with each evaluation. Based on the assumptions discussed, pre-tax projections are prepared for each pool of loans serviced. These earnings are used to calculate the approximate cash flow that could be received from the servicing portfolio. Valuation results are presented quarterly to management. At that time, management reviews the information and MSR's are marked to lower of amortized cost or fair value for the current quarter.

Deferred Income Taxes

Camco recognizes expense for federal income taxes currently payable as well as for deferred federal taxes for estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the consolidated balance sheets. Realization of a deferred tax asset is dependent upon generating sufficient taxable income in either the carry forward or the carry back periods to cover net operating losses generated by the reversal of temporary differences. A valuation allowance is provided by way of a charge to income tax expense if it is determined that it is more likely than not that some or all of the deferred tax asset will not be realized. If different assumptions and conditions were to prevail, the valuation allowance may not be adequate to absorb unrealized deferred taxes and the amount of income taxes payable may need to be adjusted by way of a charge to expense. Furthermore, income tax returns are subject to audit by the IRS. Income tax expense for current and prior periods is subject to adjustment based upon the outcome of such audits. Camco believes it has adequately accrued for all probable income taxes payable. Accrual of income taxes payable and valuation allowances against deferred tax assets are estimates subject to change based upon the outcome of future events. See Note I for additional information related to the current 100% valuation allowance and IRS appeals process.

Other Real Estate Owned

Assets acquired through or instead of foreclosure, primarily other real estate owned, are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. New real estate appraisals are generally obtained at the time of foreclosure and are used to establish fair value. If fair value declines, a valuation allowance is recorded through expense. Estimating the initial and ongoing fair value of these properties involves a number of factors and judgments including holding time, costs to complete, holding costs, discount rate, absorption and other factors.

Discussion of Financial Condition Changes from December 31, 2012 to December 31, 2011

At December 31, 2012, Camco's consolidated assets totaled $764.3 million, a decrease of $2.8 million, or 0.4%, from the December 31, 2011 total. The decrease in total assets was comprised primarily of decreases in loans receivable offset partially by increases in securities available for sale and interest bearing deposits in other financial institutions.

Loans receivable has decreased due to continued paydowns and refinancing from adjustable rate to fixed rate loans. Our strategy of selling fixed rate products continues to shift the loan portfolio toward commercial loans. Current and upcoming loan rates may slow or increase residential lending and the sale of fixed rate loans. Due to the continued low interest rate environment over the past few years, we believe that is not likely that the profits on gain on sale of mortgage loans will be as strong in 2013 as the margins continue to decrease and many customers have already refinanced into the lower available rates. Possible growth in deposits, related to our strategic planning would most likely be used to purchase investments or fund commercial loan growth. Management continues its overall focus on managing credit, reducing risk within the loan portfolio and enhancing liquidity and capital in the current economic environment. Continuous progress is being made on addressing these issues, but we expect the distressed economic environment to continue through 2013, which may slow expectations.

Cash and interest-bearing deposits in other financial institutions totaled $58.4 million at December 31, 2012, an increase of $20.0 million, or 52.1%, from December 31, 2011 levels. Cash has increased as we have begun to restructure the balance sheet by decreasing assets and liabilities when possible to improve our capital position in conjunction with ensuring loan concentration levels and on-hand liquidity as appropriate. Additionally, Federal Reserve balances have increased from $2.2 million at December 31, 2011 to $39.2 million at December 31, 2012 in relation to risk based capital considerations and higher yield on the excess cash.

Securities totaled $86.2 million at December 31, 2012, an increase of $65.3 million, or 311.9%, from December 31, 2011 due to securities purchases of $99.2 million, which were partially offset by the sale of $4.3 million in securities and principal repayments, calls and maturities of $29.8 million. New purchases were primarily investment securities at a weighted rate of 0.67%. The securities portfolio has a weighted maturity that is relatively short in order to minimize extension risk. We have purchased callable agencies to maximize yield and liquidity. Approximately $19.5 million or 22.6% of the portfolio has a callable option which management expects to be exercised during the year. If the investments are not called, final maturity dates range from January, 2013 to March, 2014.

Loans receivable net and loans held for sale totaled $561.1 million at December 31, 2012, a decrease of $86.1 million, or 13.3%, from the total at December 31, 2011. The decrease resulted primarily from principal repayments of $290.4 million, loan sales of $109.2 million and $5.1 million of loans transferred to real estate owned, offset partially by loan funding totaling $318.5 million. Principal repayments are higher than 2011 related to our inability to originate certain types of commercial loans in early 2012 because of our concentration levels, which was coupled with large commercial payoffs in November and December of 2012. The commercial pipeline going into 2013 is strong and we expect originations to partially offset the payoffs that occurred in the fourth quarter of 2012. Additionally, the reduction in residential real estate loan balances was intensified by the secondary market offering historically low long-term fixed rates throughout 2012. Customers continue to refinance in 2012 to record low interest rates.

During 2012, the average yield on loans was 5.17% a decrease of 33 basis points as compared to 5.50% for 2011. The decrease in yield is due to lower average loan balances within our commercial and consumer loan portfolios, which are generally higher yielding assets. This was coupled with lower effective rates in the loan portfolio during 2012. Adjustable rate loans continued to re-price lower in 2012 due to the current low rate environment and new loans are also being originated at these lower market rates. Adjustable rate loans for home equity lines of credits and residential first mortgage have floors that range from 3-4% and 2.75-3% respectively after reaching the first adjustment period. In 2012 many of the higher rate commercial real estate loans were refinanced by other financial institutions and our new loans had to be priced at a lower competitive net interest margin that did not include floors on real estate projects like in previous years.

The allowance for loan losses totaled $12.1 million and $14.5 million at December 31, 2012 and 2011, respectively, representing 62.0% and 58.3% of nonperforming loans at those dates. Nonperforming loans (three monthly payments or more delinquent plus nonaccrual loans) totaled $19.6 million and $24.9 million at December 31, 2012 and 2011, respectively, constituting 3.5% and 3.8% of total net loans, including loans held for sale, at those dates. Net charge-offs totaled $2.5 million for 2012 and were primarily comprised of $2.6 million of residential real estate. *See* Note C to the financial statements for additional information.

The following table details delinquent and nonperforming loans at December 31, 2012 and 2011:

(in thousands)	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Non-Performing	Accruing Loans 90 or More Days Past Due	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Non-Performing	Accruing Loans 90 or More Days Past Due
	2012				2011			
Construction	$ 0	$ 0	$ 14	$0	$ 0	$ 0	$ 19	$0
Land, Farmland & Ag	65	32	709	0	103	0	367	0
Residential	4,825	2,087	16,347	0	6,018	2,086	22,277	0
Commercial	0	0	1,967	0	462	527	1,879	0
Consumer	100	1	491	0	54	77	113	0
Commercial and industrial	0	0	66	0	45	0	212	0
Multi Family	227	0	0	0	0	0	51	0
Total	$5,217	$2,120	$19,594	$0	$6,682	$2,690	$24,918	$0

The economy has a major effect on the unemployment rate which continues to be higher than normal. Joblessness can affect the capability of businesses and homeowners to pay for their loan payments and can lead to increased delinquencies. However, initial un-employment insurance claims remain steady nationwide, in Ohio and in the Bank's markets. As of the fourth quarter of 2012, Ohio's un-employment rate is 6.80% and the national un-employment rate is 7.80%. The average un-employment rate in the Bank's market areas decreased .07% to 6.67% when comparing third quarter 2012 to fourth quarter 2012. The labor force weighted un-employment rate in the Bank's markets is 6.03% which is below the Ohio average and the national average. The Ohio un-employment rate has declined for twenty consecutive months prior to August 2011 then continued the downward trend in December 2011 for another thirteen consecutive months.

The Corporation works with borrowers to avoid foreclosure if possible and we continue to aggressively work with borrowers to mitigate additional losses. If it becomes inevitable that a borrower will not be able to retain ownership of their property, the Corporation often seeks a deed in lieu of foreclosure in order to gain control of the property earlier in the recovery process. The strategy of pursuing deeds in lieu of foreclosure should result in a reduction in the holding period for nonperforming assets and ultimately reduce economic losses.

At December 31, 2012, the Corporation's real estate owned (REO) consisted of 150 repossessed properties with a net book value of $10.6 million compared to $10.9 million at December 31, 2011. When property is acquired through foreclosure or deed in lieu of foreclosure, it is initially recorded at the fair value of the related assets at the date of foreclosure, less estimated costs to sell the property. Initial loss is recorded as a charge to the allowance for loan losses within 90 days of being transferred to REO. Thereafter, if there is a further deterioration in value, a specific valuation allowance is established and charged to operations. The Corporation reflects costs to carry REO as period costs in operations when incurred.

Deposits totaled $627.2 million at December 31, 2012 a decrease of $2.0 million, or 0.32% from December 31, 2011. The following table details our deposit portfolio balances and the average rate paid on our deposit portfolio at December 31, 2012 and December 31, 2011:

	At December 31,					
	2012		2011		Change	
	Amount	Weighted-average rate	Amount	Weighted-average rate	Amount	Weighted-average rate
	(in thousands)					
Non-interest bearing demand	$ 76,490	0.00%	$ 62,881	0.00%	$ 13,609	0.00%
Interest-bearing demand	70,472	0.13	64,213	0.18	6,259	(0.05)
Money market demand accounts	121,437	0.24	114,503	0.45	6,934	(0.21)
Savings accounts	54,726	0.05	42,417	0.10	12,309	(0.05)
Total certificate accounts	304,099	1.28	345,245	1.65	(41,146)	(0.37)
Total deposits	$627,224	0.69%	$629,259	1.01%	$ (2,035)	(0.32)%

The decrease in deposits was primarily due to decreases in certificates of deposits offset partially by an increase in "core relationships" such as noninterest-bearing demand and money markets. We continue to focus and implement our strategy of improving the long-term funding mix of the Bank's deposit portfolio by developing deeper "core relationships" with small businesses, and adding commercial and retail checking accounts. In 2010, we implemented a number of organizational and product development initiatives including a new suite of commercial and small business checking accounts, enhancements to our online business cash management system, and the launch of a remote deposit capture solution. In 2011, we continued to build our deposits with these new products and believe these products will continue to help us be more competitive for acquiring new business checking accounts. See "Liquidity and Capital Resources" in this MD&A for further discussion on our deposit strategy and additional liquidity risks.

We continued to slightly reduce the rates offered on some of our accounts and feel we are competitive with current markets and are planning on continued strategic growth of "core relationships". To reduce interest rate risk over the long term, we will continue our efforts to lengthen the duration of our deposit structure and our FHLB borrowings, but over the past few years it has not been the customers' preference to lengthen deposits in such a low interest rate environment. Additionally, lengthening the cost of funds would add costs and reduce the current margin.

In 2011, all of our brokered deposits matured, which, coupled with our strategy to continue growing core deposits, helped decrease the cost of funds in 2012. We intend to continue our strategy of improving the long-term funding mix of the Bank's deposit portfolio by growing small business, commercial and retail checking accounts. In the future, we do not expect to use brokered deposits for liquidity position but they may be used, if needed, as contingency funding.

Advances from the FHLB and other borrowings decreased by $16.1 million, or 20.0%, to a total of $64.2 million at December 31, 2012. There are no advances expected to mature in 2013 but the Corporation will continue to review the possibilities of early payoff if it becomes reasonable related to early payoff fees offset by the decrease in yield paid over the life of the borrowing. The Corporation continues to focus on our strategy of growing and replacing a portion of these funding sources with core relationship deposits (checking, savings, money market and CD accounts).

Stockholders' equity totaled $59.7 million at December 31, 2012, an increase of $14.1 million, or 31.0% from December 31, 2011. The increase resulted from additional capital raised during the offering of $9.4 million (net of expenses), net earnings of $4.2 million coupled with $465,000 of stock-based compensation expenses and an increase of $113,000 in accumulated other comprehensive income related to the fair value of our investment securities. *See* Consolidated Statements of Stockholders' Equity on page 28 for additional information.

As a result of the 2012 Consent Order, the Bank must have Tier 1 leverage to average assets of 9.00% in order to be deemed "adequately-capitalized". At December 31, 2012 the Bank's Tier 1 leverage to average assets was 8.19%. A failure to comply with the capital directive could result in additional enforcement actions by the FDIC or the Division.

Comparison of Results of Operations for the Years Ended December 31, 2012 and December 31, 2011

General. Camco's net earnings of $4.2 million, or $0.50 per share for the year ended December 31, 2012, increased from $214,000, or $0.03 per share for the year ended December 31, 2011. The increase in earnings was primarily attributable to decreased provision for losses on loans, increased gain on sale of loans, increased rent and other, decreased expenses related to other real estate owned, and loan expenses offset partially by decreased net interest income and decreased gain on sale of investments.

Net Interest Income. Net interest income for the year ended December 31, 2012, amounted to $23.9 million, a decrease of $2.0 million, or 7.6%, compared to 2011, generally reflecting the effects of re-pricing of assets in the current lower interest rate environment coupled with decreased average balances in higher yielding loans receivable. Net interest margin decreased 25 basis points to 3.41% for the twelve months ended December 31, 2012 compared to 3.66% for the comparable period in 2011. The decrease in net interest margin during the 2012 period, compared to the same period of 2011, was due primarily to a lower volume of higher interest-earning assets such as loans receivable and a lower yield on those assets offset partially by a lower average yield on deposits related to the increase in core deposits and decreased higher yielding certificates of deposits.

We have continued with our strategies and offset decreased interest earned by decreasing the balances of our borrowed funds when applicable. Additionally, we continue to re-price deposits on a year to year comparison, which helped reduce overall deposit funding costs by 33 basis points throughout 2012. Our strategy is to continue to maintain cost of funds by increasing deposits related to our "commercial relationships" instead of borrowing at higher yields.

Interest income on loans totaled $30.7 million for the year ended December 31, 2012, a decrease of $4.3 million, or 12.3%, from the comparable 2011 total. The decrease resulted primarily from a 33 basis point decrease in the average yield, from 5.50% in 2011, to 5.17% in 2012, coupled with a $43.1 million, or 6.8%, decrease in the average balance of loans outstanding year to year.

Interest income on securities totaled $484,000 for the year ended December 31, 2012, a $94,000, or 16.3% decrease from the 2011 period. The decrease was due primarily to the sale of $27.2 million of securities in 2011 at higher yields, which in turn decreased the current yield by 207 basis points, to 0.72% in 2012 from 2.79% in 2011. Interest income on FHLB stock decreased by $252,000 or 36.5%, due primarily to a 161 basis point decrease in the average yield, from 6.05% in 2011, to 4.44% in 2012. Interest income on other interest-bearing deposits increased by $14,000 or 116.7%, due to an $8.8 million or 22.4% increase in the average balance outstanding year to year.

Interest expense on deposits totaled $5.3 million for the year ended December 31, 2012, a decrease of $2.2 million, or 28.9%, compared to the year ended December 31, 2011. This was due primarily to the continued managed reduction in certificates of deposit and declines in interest rates paid on deposits during 2012. A decrease of 34 basis points in the average cost of deposits, to 0.94% for 2012, was coupled with a $17.3 million, or 3.0%, decrease in the average balance of interest-bearing deposits outstanding year to year. Interest expense on borrowings totaled $2.4 million for the year ended December 31, 2012, a decrease of $480,000, or 16.6%, from 2011. The decrease resulted primarily from a $4.7 million, or 6.1% decrease in the average balance outstanding year to year offset partially by a 7 basis point increase in the average rate to 3.37% in 2012.

Approximately $135.1 million, or 44.4%, of our certificate of deposit portfolio will mature during 2013. While this should present an opportunity to continue reducing our cost of funds (as these deposits are re-pricing into a slightly lower interest rate environment) most of the current certificates of deposits have already matured at least one time into the current low rate environment so little change will be attained. This is primarily due to customers preferring shorter term certificates in the current low rate environment. Additionally, we continue to experience competition for deposits in our market areas that could contribute to the ability to further reduce the marginal cost of deposits.

Continued decreases in interest rates could compress our net interest margin due to continued re-pricing between our loan and deposit portfolios. At the same time, the loan portfolio has not grown enough to offset these tighter spreads. As noted earlier, we plan to continue to diversify the loan portfolio which could slow net interest margin compression as loans are normally higher-yielding assets than investment securities and interest bearing cash accounts.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market areas, and other factors related to the collectability of the Bank's loan portfolio. Higher provisions were reported 2008 through 2010 related to declines in commercial real estate values on impaired loans and loan downgrades. The higher provision in these years reflected the impact of distressed commercial real estate values and general economic conditions on specific reserves for impaired loans, while the elevated level of charge-offs in those years resulted in higher loss factors related to classified loans and carried over into 2011 and 2012. The allowance allocated to the real estate and consumer loan categories is based upon Camco's allowance methodology for homogeneous pools of loans. The decreased provision in 2012 related to higher recoveries on charged-off loans as well as the improvement in loan quality, loss experience and economic factors in each of the loan categories.

Nonperforming loans (three monthly payments or more delinquent plus nonaccrual loans) totaled $19.6 million at December 31, 2012, a decrease of $5.3 million from $24.9 million at December 31, 2011. Additionally, net charge offs decreased $2.1 million to $2.5 million for the year ended December 31, 2012 compared to $4.6 million for the year ended December 31, 2011.

The decrease in the allowance from December 31, 2011 to December 31, 2012 was significantly related to better loan quality and the decreased volume of classified assets that continued to improve throughout 2012 even though the economic recovery within the Company's markets continues to be sluggish. The overall reduction in the classified loan balances coupled with decreased loss rates led to a decrease in the provision related to the allowance for loan and lease losses in the fourth quarter of 2012. Additionally, qualitative factors related to sub-prime (credit scores below 660) lending decreased as the balances of the portfolio decreased from $57.6 million at December 31, 2011 to $50.8 million at December 31, 2012 of which 87.5% of the portfolio was current. Based upon an analysis of these factors and the continued decrease of nonperforming loans, $144,000 was recorded through the provision for loan losses for the twelve months ended December 31, 2012, compared to $2.3 million for the same period in 2011. We believe our loan loss reserve is adequate as of December 31, 2012. However, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known classified assets or that the allowance will be adequate to cover losses in the future, understanding that all lending activity contains associated risks of loan losses. In addition, the mix and composition of both portfolio loans and nonperforming loans change from period to period. When the Corporation analyzes the allowance for loan losses, various ratios are considered. As of December 31, 2012, the ratio of allowance for loan losses to nonperforming loans decreased slightly from the prior year and our loan reserves also decreased, representing 2.14% of total net loans (does not include loans held for sale) versus 2.22% at December 31, 2011.

Other Income. Other income totaled $8.0 million for the year ended December 31, 2012, an increase of $1.5 million, or 23.1%, compared to 2011. The increase in other income was primarily attributable to a $2.0 million increase in the gain on sale of loans and an increase of $560,000 in the valuation of mortgage servicing rights offset partially by a decrease of a $1.1 million in gains on sales of investments.

The increase in gain on sale of loans was due to the sale of four portfolio loans in 2011 at a loss of $471,000 which was offset by the 2011 year to date gain on the sale of our mortgage banking activity of $977,000. Additionally, gain on sale increased due to a $41.4 million, or 61.2% increase in sales related to mortgage banking activity year to year.

General, Administrative and Other Expense. General, administrative and other expense totaled $27.6 million for the year ended December 31, 2012. The total expense year to year decreased $1.7 million, or 5.7%, from 2011 primarily due to decreases in real estate owned and loan expenses.

The decrease in real estate owned and other expenses is reflective of an increase in the number of properties and a golf course taken into real estate owned due to foreclosures in 2011 that resulted in increased expenses in 2011. In 2012, foreclosures continued to be high but improved management and marketing held the real estate owned portfolio around $10.0 million and with quicker sales helped to decrease expenses related to upkeep of properties.

The decrease in loan expenses was due to higher legal expenses incurred in 2011 relating to classified commercial assets and the costs of various consulting, legal and property management services necessary to properly assist management in the workout and/or foreclosure process and safeguarding of assets.

Franchise taxes are calculated utilizing equity levels and, in 2012, Camco successfully raised $10.0 million of additional capital. Due to the additional equity levels franchise taxes will increase in 2013.

Data processing systems are being reviewed as our current contract expires in 2013. We are working on increasing efficiencies and management reporting to better serve our customers and stockholders.

Federal Income Taxes. Federal income tax benefit totaled $58,000 for the year ended December 31, 2012, compared to income tax expense of $544,000 for the year ended December 31, 2011. This increase reflects the 2012 change in the valuation allowance against the Corporation's net deferred tax asset. In 2011, the Corporation sold available for sale investments that were no longer carrying a deferred position and recorded tax expense related to such transactions.

The Corporation recorded a 100% valuation allowance against the net deferred tax asset in 2010. Based on the available evidence, it was more-likely-than-not that some portion or the entire deferred tax asset would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making such judgments, significant weight is given to evidence that can be objectively verified. A cumulative tax loss position is considered significant negative evidence in assessing the realization of a net deferred tax asset, which is difficult to overcome. Reversal of the valuation allowance can be realized in the future based on estimates of projected taxable income.

The Corporation has a net operating loss carry forward for tax purposes of approximately $3.9 million at December 31, 2012. This compares to a net operating loss carry forward of approximately $4.5 million at December 31, 2011. The net operating loss carry forward was reduced during 2012 as the Corporation generated approximately $610,000 of taxable income during that period.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resulting yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. Balances are based on the average of month-end balances which, in the opinion of management, do not differ materially from daily balances. Some items in the prior-year financial statements were reclassified to conform to the current year's presentation, including the reclassification of nonaccrual loans, mortgage servicing rights and the allowance for loan losses from loans receivable to noninterest-earning assets.

	Year Ended December 31, 2012			2011			2010		
	Average outstanding balance	Interest earned / paid	Avg yield/ rate	Average outstanding balance	Interest earned / paid	Avg yield/ rate	Average outstanding balance	Interest earned / paid	Avg yield/ rate
				(in thousands)					
Interest-earning assets:									
Loans receivable [1]	$592,921	$30,674	5.17%	$635,987	$34,956	5.50%	$657,296	$37,602	5.72%
Securities [2]	67,428	484	0.72%	20,751	578	2.79%	44,426	1,906	4.29%
FHLB Stock	9,888	439	4.44%	11,426	691	6.05%	29,888	1,307	4.37%
Interest-bearing deposits and other	30,325	26	0.09%	39,096	12	0.03%	23,311	6	0.03%
Total interest-earning assets	700,562	31,623	4.51%	707,260	36,237	5.12%	754,921	40,821	5.41%
Noninterest-earning assets [3]	69,222			75,610			89,823		
Total Average Assets	$769,784			$782,870			$844,744		
Interest-bearing liabilities:									
Deposits	$567,536	$ 5,319	0.94%	$584,833	$ 7,481	1.28%	$608,933	$10,575	1.74%
FHLB advances and other	71,542	2,413	3.37%	87,788	2,893	3.30%	123,899	3,859	3.11%
Total interest-bearing liabilities	639,078	7,732	1.21%	672,621	10,374	1.54%	732,832	14,434	1.97%
Noninterest-bearing deposits	69,263			53,814			43,658		
Noninterest-bearing liabilities	12,795			11,037			13,084		
Total Average Liabilities	721,136			737,472			789,574		
Total Average Stockholders' equity	48,648			45,398			55,170		
Net interest income/Interest rate spread	$769,784	$23,891	3.30%	$782,870	$25,863	3.58%	$844,744	$26,387	3.44%
Net interest margin [4]			3.41%			3.66%			3.50%
Average interest-earning assets to average interest-bearing liabilities			109.6%			105.1%			103.01%

(1) Includes loans held for sale. Loan fees are immaterial.

(2) Includes securities designated as available for sale and held to maturity.

(3) Includes nonaccrual loans, mortgage servicing rights and allowance for loan losses.

(4) Net interest income as a percent of average interest-earning assets.

Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Camco's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, that are not separately identified, have been allocated proportionately to the change due to volume and change due to rate.

	2012 Increase/(decrease) due to			2011 Increase/(decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
At December 31,	(In thousands)					
Interest income attributable to:						
Loans receivable [1]	$(2,293)	$(1,989)	$(4,282)	$(1,197)	$(1,449)	$(2,646)
Securities	(140)	46	(94)	(801)	(527)	(1,328)
Interest-bearing deposits and other	(87)	(151)	(238)	(1,616)	1,006	(610)
Total interest income	(2,520)	(2,094)	(4,614)	(3,614)	(970)	(4,584)
Interest expense attributable to:						
Deposits	(215)	(1,947)	(2,162)	(404)	(2,690)	(3,094)
Borrowings	(550)	70	(480)	(1,206)	240	(966)
Total Interest expense	(765)	(1,877)	(2,642)	(1,610)	(2,450)	(4,060)
Increase (decrease) in net interest income	$(1,755)	$ (217)	$(1,972)	$(2,004)	$ 1,480	$ (524)

(1) Includes loans held for sale.

Yields Earned and Rates Paid

The following table sets forth the weighted-average yields earned on Camco's interest-earning assets, the weighted-average interest rates paid on Camco's interest-bearing liabilities and the interest rate spread between the weighted-average yields earned and rates paid by Camco at the dates indicated. This does not reflect the spread that may eventually be achieved in 2013 or beyond due to possible changes in weighted-average yields earned on interest-earning assets and paid on interest-bearing liabilities in the upcoming year.

At December 31,	2012	2011
Weighted-average yield on:		
Loan portfolio [1]	4.95%	5.26%
Investment Portfolio [2]	0.58	2.25
Total interest-earning assets	4.38	5.12
Weighted-average rate paid on:		
Deposits	0.69	1.01
FHLB advances	3.46	3.63
Total interest-bearing liabilities	0.91	1.25
Interest rate spread	3.47%	3.87%

(1) Excludes loans held for sale and the allowance for loan losses.

(2) Includes earnings on FHLB stock and investment securities. Taxable equivalent yield used.

Liquidity and Capital Resources

Liquidity is the Corporation's ability to generate adequate cash flows to meet the demands of its customers and provide adequate flexibility for the Corporation to take advantage of market opportunities. Cash is used to fund loans, purchase investments, fund the maturity of liabilities, and at times to fund deposit outflows and operating activities. The Corporation's principal sources of funds are deposits; prepayments and sales of loans; maturities, sales and principal receipts from securities; borrowings; and operations. Managing liquidity entails balancing the need for cash or the ability to borrow against the objectives of maximizing profitability and minimizing interest rate risk. The most liquid types of assets typically carry the lowest yields.

Camco is a single bank holding company and its primary ongoing source of liquidity is from dividends received from the Bank. Currently, the 2012 Consent Order prohibits the Bank from paying a dividend to Camco without prior approval of the FDIC and Division. Further, as a result of entering into the Written Agreement with the FRB, we are prohibited from paying dividends to our stockholders without first obtaining the approval of the FRB. Camco currently has $5.0 million outstanding trust preferred securities with a maturity date of 2037. Camco's agreement regarding these securities provides for a deferment of interest payment for up to 20 consecutive quarters without default. Based on notification received from the FRB on April 30, 2009, Camco was required to exercise this provision to defer interest payments and has deferred a total of fifteen quarters as of December 31, 2012. See Note K to the Financial Statements in Item 8 below. If the Corporation desires to raise funds in the future, it may consider engaging in further offerings of preferred securities, debentures or other borrowings as well as issuance of capital stock, but any such strategic decisions would require regulatory approval. Our ability to pay dividends to stockholders is dependent on our net earnings.

We monitor and assess liquidity needs daily in order to meet deposit withdrawals, loan commitments and expenses. Camco's liquidity contingency funding plan identifies liquidity thresholds and red flags that may evidence liquidity concerns or future crises. The contingency plan details specific actions to be taken by management and the Board of Directors. It also identifies sources of emergency liquidity, both asset and liability-based, should we encounter a liquidity crisis. In conjunction with the Corporation's asset/liability and interest rate risk management activities, we actively monitor liquidity risk and analyze various scenarios that could impact or impair Camco's ability to access emergency funding during a liquidity crisis.

Liquid assets consist of cash and interest-bearing deposits in other financial institutions, investments and mortgage-backed securities. Approximately $19.5 million, or 22.6%, of our investment portfolio is expected to mature, prepay or be called during 2013. These maturities could provide an additional source of liquidity. State and local political subdivision investments equaled $8,000 at December 31, 2012, and $2.0 million at December 31, 2011.

Additional sources of liquidity include deposits, borrowings and principal and interest repayments on loans. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and security prepayments are more influenced by interest rates, general economic conditions, and competition and are difficult to predict.

Diversified and reliable sources of wholesale funds are utilized to augment core deposit funding. Borrowings may be used to compensate for reduction in other sources of funds or to support lending activities. The Bank utilizes certain loans and FHLB stock to provide collateral to support its borrowing needs. However, depositor or counterparty behavior could change in response to competition, economic or market situations or other unforeseen circumstances, which could have liquidity implications that may require different strategic or operational actions. One source of wholesale funding is brokered deposits. Consistent with its risk management policy and in response to the general tightening of credit and liquidity conditions in the financial markets at large, in the past, the Bank has utilized brokered deposits. However, at December 31, 2012, Camco did not have any such deposits.

Approximately $135.1 million of the Corporation's certificate of deposit portfolio is scheduled to mature during 2013. Depositors continue a preference toward short-term certificates or other issuances with maturities of less than 18 months. This places additional liquidity pressure on the Corporation as competition for deposits is very strong in Ohio, Kentucky and West Virginia. A material loss of these short-term deposits could force us to seek funding through contingency sources, which may negatively impact earnings.

FHLB advances are another funding source. In the past, Camco has depended heavily on borrowings to fund balance sheet growth. While significant strategic and tactical focus is currently being placed on deposit growth, borrowings and additional borrowing capacity at the FHLB are vital sources of liquidity. We have approximately $117.6 million of additional borrowing capacity available as of December 31, 2012. However, our total borrowing capacity at the FHLB is dependent on the level of eligible collateral assets held by the Bank and the Bank's credit rating with the FHLB. Our total borrowing capacity with the FHLB has increased to $170.9 million at December 31, 2012, from $160.3 million at December 31, 2011. This capacity is based on the pledging of our one- to four- family, multi-family mortgage, commercial real estate and home equity lines of credit.

We plan to continue to monitor our funding sources, but recognize that our current credit risk profile may restrict these sources. Our Funds Management Group will monitor deposit rates in our markets to allow for competitive pricing to raise funds while also monitoring loan activity to provide for the liquidity needs of the Bank.

The following table sets forth information regarding the Bank's obligations and commitments to make future payments under contract as of December 31, 2012.

	Payments due by period				
	Less than 1 year	**1-3 years**	**3-5 years**	**More than 5 years**	**Total**
	(In thousands)				
Contractual obligations:					
Operating lease obligations	$ 343	$ 628	$ 443	$ 37	$ 1,451
Advances from the Federal Home Loan Bank	30	47,299	5,000	968	53,297
Repurchase agreements	5,993	0	0	0	5,993
Certificates of deposit	135,149	134,365	34,585	0	304,099
Subordinated debentures [1]	0	1,379	0	5,000	6,379
Ohio Equity Funds for Affordable Housing	96	196	246	6	544
Deferred compensation	226	444	431	1,084	2,185
Amount of commitments per period					
Commitments to originate loans:					
Revolving, open-end lines	37,169	0	0	0	37,169
1-4 family residential construction	2,603	0	0	0	2,603
Commercial real estate, other construction loan and land development loans	19,493	0	0	0	19,493
Commercial and industrial	23,206	0	0	0	23,206
Other unused commitments	7,463	0	0	0	7,463
Stand-by letters of credit	299	0	0	0	299
Total contractual obligations	$232,070	$184,311	$40,705	$7,095	$464,181

(1) The subordinated debentures are redeemable at par. The debentures mature on September 15, 2037. Interest is currently deferred and due in 2014.

We anticipate that we will have sufficient funds available to meet our current loan commitments. Based upon historical deposit flow data, the Bank's competitive pricing in its market and management's experience, we believe that a significant portion of our "core" maturing certificates of deposit in 2013 will remain with the Bank, but recognize the significance of the risks discussed above. Additionally, as of December 31, 2012 the Bank had approximately $135.0 million of liquid assets which is 17.66% of total assets. Our current policy requires 5% of liquid assets to total assets, which calculated to excess liquidity of $96.8 million or 12.7% at December 31, 2012.

Liquidity management is both a daily and long-term management process. In the event that we should require funds beyond our ability to generate them internally, additional funds are available through the use of FHLB advances, internet deposits, and through the sales of loans and/or securities.

Off-Balance Sheet Arrangements

We engage in off-balance sheet credit-related activities that could require us to make cash payments in the event that specified future events occur. The contractual amounts of these activities represent the maximum exposure to the Bank (as further described in financial statement footnote Note J—Commitments). However, certain off-balance sheet commitments are expected to expire or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements. These off-balance sheet activities are necessary to meet the financing needs of the Bank's customers.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act that is designed to produce reliable financial statements in conformity with accounting principles generally accepted in the United States. The Corporation's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden, and misstatements resulting from error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Corporation's management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on the assessment, management believes that the Corporation's internal control over financial reporting was effective as of December 31, 2012.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Camco Financial Corporation

We have audited the accompanying consolidated balance sheets of Camco Financial Corporation (the Corporation) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Camco Financial Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note K, the Corporation's bank subsidiary is not in compliance with revised minimum regulatory capital requirements under a formal regulatory agreement with the banking regulators. Failure to comply with the regulatory agreement may result in additional regulatory enforcement actions.

/s/ Plante & Moran PLLC

March 18, 2013
Auburn Hills, Michigan

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2012 and 2011
(In thousands, except share data)

	2012	2011
ASSETS		
Cash and due from banks	$ 13,815	$ 16,420
Fed funds	39,199	2,155
Interest-bearing deposits in other financial institutions	5,365	19,799
Cash and cash equivalents	58,379	38,374
Securities available-for-sale, at market	85,298	17,845
Securities held-to-maturity, at cost	903	3,083
Loans held for sale—at lower of cost or market	6,544	8,090
Loans receivable—net	554,575	639,177
Office premises and equipment—net	8,105	8,645
Real estate acquired through foreclosure	10,581	10,888
Federal Home Loan Bank stock—at cost	9,888	9,888
Accrued interest receivable	2,631	2,945
Mortgage servicing rights—at lower of cost or market	3,245	3,263
Prepaid expenses and other assets	3,525	4,927
Cash surrender value of life insurance	20,585	19,893
Total assets	**$764,259**	**$767,018**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$627,224	$629,259
Other borrowings	10,923	16,681
Advances from the Federal Home Loan Bank	53,297	63,604
Advances by borrowers for taxes and insurance	2,635	2,100
Accounts payable and accrued liabilities	10,453	9,769
Total liabilities	704,532	721,413
Commitments	$ 0	$ 0
Stockholders' equity		
Preferred stock—$1 par value; authorized 100,000 shares; no shares outstanding	0	0
Common stock—$1 par value; authorized 29,900,000 shares; 14,911,949 shares issued at December 31, 2012 and 8,884,508 shares at December 31, 2011	14,912	8,885
Additional paid-in capital	63,310	60,528
Warrants; 2,857,107 at December 31, 2012 and 0 at December 31, 2011	1,411	0
Retained earnings	4,513	350
Accumulated other comprehensive income	100	(13)
Unearned compensation	(405)	(31)
Treasury stock; 1,678,913 shares at December 31, 2012 and 2011, at cost	(24,114)	(24,114)
Total stockholders' equity	59,727	45,605
Total liabilities and stockholders' equity	**$764,259**	**$767,018**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2012, 2011 and 2010
(In thousands, except earnings per share data)

	2012	2011	2010
Interest and dividend income			
Loans	$30,674	$34,956	$ 37,602
Investment securities	484	578	1,906
Other interest-bearing accounts	465	703	1,313
Total interest income	31,623	36,237	40,821
Interest expense			
Deposits	5,319	7,481	10,575
Borrowings	2,413	2,893	3,859
Total interest expense	7,732	10,374	14,434
Net interest income	23,891	25,863	26,387
Provision for losses on loans	144	2,279	18,460
Net interest income after provision for losses on loans	23,747	23,584	7,927
Other income			
Gain on sale of loans	2,484	506	1,882
Service charges and other fees on deposits	2,041	2,110	2,276
Other	1,356	933	702
Loan servicing fees	1,133	1,195	1,269
Income on cash surrender value life insurance	879	880	877
Gain on sale of investment securities	126	1,267	0
Gain (loss) on sale of premises and equipment	(2)	15	1
Title fees	0	170	950
Mortgage servicing rights—net	(18)	(578)	(593)
Total other income	7,999	6,498	7,364
General, administrative and other expense			
Employee compensation and benefits	12,600	12,337	12,935
Occupancy and equipment	2,964	2,940	3,003
Federal deposit insurance premiums and insurance	1,816	1,986	2,260
Data and transaction processing	1,975	1,867	1,867
Advertising	373	363	358
Franchise taxes	765	668	928
Postage, supplies and office expenses	1,046	984	1,129
Travel, training and insurance	314	253	260
Professional services	1,351	1,454	1,281
Real estate owned and other expenses	3,264	4,896	3,077
Loan expenses	1,173	1,576	2,234
Total general, administrative and other expense	27,641	29,324	29,332
Earnings (Loss) before federal income taxes	4,105	758	(14,041)
Federal income taxes (benefit)	(58)	544	518
NET EARNINGS (LOSS)	**$ 4,163**	**$ 214**	**$(14,559)**
EARNINGS (LOSS) PER SHARE			
Basic	**$ 0.50**	**$ 0.03**	**$ (2.02)**
Diluted	**$ 0.50**	**$ 0.03**	**$ (2.02)**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
Net earnings (loss)	$4,163	$ 214	$(14,559)
Other comprehensive income net of tax effects:			
Unrealized holding gains (losses) on securities during the year, net of taxes of $101, $(106) and $(10) in 2012 and 2011 and 2010, respectively	196	(207)	(19)
Reclassification adjustment for realized gains included in operations, net of taxes of $(43), $(431) and $0 for the years ended December 31, 2012, 2011 and 2010, respectively	(83)	(836)	0
Comprehensive earnings (loss)	**$4,276**	**$(829)**	**$(14,578)**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 2012, 2011 and 2010
(In thousands, except shares outstanding data)

	Shares outstanding	Common stock	Additional paid-in capital	Warrants fair value	Retained earnings	Accumulated other comprehensive income (loss)	Unearned compensation	Treasury stock	Total stockholders' equity
Balance at January 1, 2010	**7,205,595**	**$ 8,885**	**$60,124**	**$ 0**	**$ 14,695**	**$ 1,049**	**$(125)**	**$(24,114)**	**$ 60,514**
Stock Option Expense	0	0	136	0	0	0	0	0	136
Net loss for the year ended December 31, 2010	0	0	0	0	(14,559)	0	0	0	(14,559)
Restricted shares granted	0	0	0	0	0	0	31	0	31
Other comprehensive income (loss)	0	0	0	0	0	(19)	0	0	(19)
Balance at December 31, 2010	**7,205,595**	**$ 8,885**	**$60,260**	**$ 0**	**$ 136**	**$ 1,030**	**$ (94)**	**$(24,114)**	**$ 46,103**
Stock Option Expense	0	0	268	0	0	0	0	0	268
Net earnings for the year ended December 31, 2011	0	0	0	0	214	0	0	0	214
Restricted shares expense	0	0	0	0	0	0	63	0	63
Other comprehensive income (loss)	0	0	0	0	0	(1,043)	0	0	(1,043)
Balance at December 31, 2011	**7,205,595**	**$ 8,885**	**$60,528**	**$ 0**	**$ 350**	**$ (13)**	**$ (31)**	**$(24,114)**	**$ 45,605**
Stock Option Expense	0	0	125	0	0	0	0	0	125
Net earnings for the year ended December 31, 2012	0	0	0	0	4,163	0	0	0	4,163
Shares issued (Note K)	5,714,286	5,714	2,256	0	0	0	0	0	7,970
Warrants (Note K)	0	0	0	1,411	0	0	0	0	1,411
Restricted shares granted	313,155	313	0	0	0	0	0	0	313
Restricted shares expense	0	0	401	0	0	0	(374)	0	27
Other comprehensive income (loss)	0	0	0	0	0	113	0	0	113
Balance at December 31, 2012	**13,233,036**	**$14,912**	**$63,310**	**$1,411**	**$ 4,513**	**$ 100**	**$(405)**	**$(24,114)**	**$ 59,727**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
Cash flows from operating activities:			
Net income (loss) for the year	$ 4,163	$ 214	$(14,559)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Amortization of premiums and discounts on investment and mortgage-backed securities—net	19	68	13
Amortization/capitalization of mortgage servicing rights—net	18	578	592
Depreciation and amortization	1,376	1,249	1,304
Stock based compensation expense	465	331	167
Deferred federal income taxes	(58)	537	817
Provision for losses on loans	144	2,279	18,460
Amortization of deferred loan origination fees	(206)	(281)	52
Loss and provision on real estate acquired through foreclosure	1,357	2,226	1,689
(Gain) loss on sale of premises and equipment, net	2	(15)	(1)
Gain on sale of investments	(126)	(1,267)	0
Net increase in cash surrender value of life insurance	(692)	(704)	(710)
Gain on sale of loans	(2,484)	(506)	(1,882)
Loans originated for sale in the secondary market	(107,652)	(73,631)	(90,430)
Proceeds from sale of mortgage loans in the secondary market	111,682	68,255	90,579
Increase (decrease) in cash, due to changes in:			
Accrued interest receivable	314	576	458
Prepaid expenses and other assets	1,460	(501)	4,041
Accounts payable and other liabilities	684	(401)	(928)
Net cash provided by (used in) operating activities	10,466	(993)	9,662
Cash flows provided by (used in) investing activities:			
Proceeds from sale of investment securities designated as available for sale	4,340	27,205	0
Redemption of FHLB Stock	0	20,000	0
Purchase of securities designated as available for sale	(99,154)	(27,387)	0
Purchase of securities designated as held to maturity	0	0	(2,159)
Principal repayments and maturities of investment-securities held to maturity	2,176	860	318
Principal repayments and maturities of investment securities available for sale	27,585	12,729	25,146
Net (increase) decrease in loans	79,532	15,474	(33,321)
Purchase of premises and equipment	(859)	(1,032)	(374)
Proceeds from sale of office premises and equipment	21	1,081	13
Proceeds from sale of real estate acquired through foreclosure	4,082	8,173	3,866
Proceeds from surrender of life insurance	0	199	160
Net cash provided by (used in) investing activities	17,723	57,302	(6,351)
Net cash provided by operating and investing activities (balance carried forward)	$ 28,189	$ 56,309	$ 3,311

The accompanying notes are an integral part of these statements.

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
Net cash provided by operating and investing activities (balance brought forward)	$ 28,189	$ 56,309	$ 3,311
Cash flows provided by financing activities:			
Net decrease in deposits	(2,035)	(22,557)	(8,086)
Proceeds from Federal Home Loan Bank advances	22,000	95,000	84,000
Repayment of Federal Home Loan Bank advances	(32,307)	(124,330)	(88,357)
Net change in repurchase agreements and other borrowings	(5,758)	5,151	(411)
Net proceeds from common stock offering	9,381	0	0
Net increase (decrease) in advances by borrowers for taxes and insurance	535	(313)	504
Net cash used in financing activities	(8,184)	(47,049)	(12,350)
Net increase (decrease) in cash and cash equivalents	20,005	9,260	(9,039)
Cash and cash equivalents at beginning of year	38,374	29,114	38,153
Cash and cash equivalents at end of year	**$ 58,379**	**$ 38,374**	**$ 29,114**
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings	$ 7,578	$ 10,327	$ 14,457
Cash paid for income taxes	$ 25	$ 475	$ 0
Recognition of mortgage-servicing rights	$ 1,106	$ 681	$ 1,048
Transfers from loans to real estate acquired through foreclosure	$ 5,132	$ 11,191	$ 5,991

The accompanying notes are an integral part of these statements.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Camco Financial Corporation ("Camco" or the "Corporation") is a bank holding company whose business activities are limited primarily to holding the common stock of Advantage Bank ("Advantage" or the "Bank"). Advantage conducts a general banking business within Ohio, West Virginia and northern Kentucky which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, residential, consumer and nonresidential purposes. Advantage's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Advantage can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management's control.

On March 31, 2011, Camco liquidated its investment in Camco Title Agency. Camco Title provided title insurance, title services, and loan closing services primarily for Advantage. The 2011 balance sheet and results of operations of Camco Title were not material to the Corporation's consolidated financial statements.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies that have been consistently applied in the preparation of the accompanying consolidated financial statements. Some items in the prior-year financial statements were reclassified to conform to the current year's presentation.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

2. Investment Securities

Investment securities are classified as held to maturity or available for sale upon acquisition. Securities are classified as held to maturity, which are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity. Realized gains and losses on sales of securities are recognized on the trade date using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. When evaluating investment securities, consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, whether the market decline was affected by macroeconomic conditions and whether the Corporation has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. In

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued).

2. Investment Securities (continued)

analyzing an issuer's financial condition, the Corporation may consider whether the securities are issued by the federal government or its agencies, or U.S. Government sponsored enterprises, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. The assessment of whether an OTTI exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment. If a security is determined to be other-than-temporarily impaired, but the entity does not intend to sell the security, only the credit portion of the estimated loss is recognized in earnings, with the other portion of the loss recognized in other comprehensive income.

3. Federal Home Loan Bank Stock

The Bank is a member of the Federal Home Loan Bank (FHLB) of Cincinnati. Members are required to own a certain amount of stock based on their level of borrowings and other factors, and may invest in additional amounts. FHLB stock is classified as restricted stock and is recorded at redemption value which approximates fair value. The Corporation periodically evaluates the stock for impairment based on ultimate recovery of redemption value.

4. Loans Receivable

Loans held in the portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees and costs and the allowance for loan losses.

The accrual of interest on loans is discontinued at the time the loan is three monthly payments delinquent unless the credit is well secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and not received, and income is not recognized until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 2012 and 2011, loans held for sale were carried at cost.

5. Loan Origination and Commitment Fees

The Corporation accounts for loan origination fees and costs by deferring all loan origination fees received, net of certain direct origination costs, on a loan-by-loan basis and amortizing the interest income using the interest method, giving effect to actual loan prepayments. Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued).

6. Allowance for Loan Losses

It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the Bank's primary market areas. Loans are considered impaired when, based on current information and events, it is probable the Corporation will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other larger commercial credits. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, of collateral if payment is expected solely from the collateral or at the present value of estimated future cash flows using the loan's existing rate or at the loan's fair sale value. As a result, such estimates are particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans is dependent to a great extent on economic, operating, and other conditions that may be beyond the Corporation's control.

The Corporation accounts for impaired loans by measurements based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the original loan agreement. In applying the provisions, the Corporation considers its investment in owner-occupied one- to four-family residential loans, home equity lines of credit and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in multi-family, non-owner occupied residential, commercial and nonresidential loans, and its evaluation of any impairment thereon, such loans are generally collateral-dependent and as a result are carried as a practical expedient at the lower of cost or fair value. It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent.

Troubled debt restructuring of loans is undertaken to improve the likelihood that the loan will be repaid in full under the modified terms in accordance with a reasonable repayment schedule. All modified loans are evaluated to determine whether the loans should be reported as a Troubled Debt Restructure (TDR). A loan is a TDR when the Corporation, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower by modifying or renewing a loan that the Corporation would not otherwise consider. To make this determination, the Corporation must determine whether (a) the borrower is experiencing financial difficulties and (b) the Corporation granted the borrower a concession. This determination requires consideration of all of the facts and circumstances surrounding the modification. An overall general decline in the economy or some deterioration in a borrower's financial condition does not automatically mean the borrower is experiencing financial difficulties.

7. Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the fair value of the property subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued).

8. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment. An accelerated depreciation method is used for tax reporting purposes.

9. Mortgage Servicing Rights

The Corporation accounts for mortgage servicing rights ("MSRs") as separate assets. MSRs result from the origination of mortgage loans and the subsequent sale of those loans with servicing rights retained. At that time, an allocation of the cost of the loan is considered the MSR asset. MSR's are subsequently measured at amortized cost with amortization recognized in proportion to and over the period of estimated net servicing income.

The Corporation assesses the amortized cost basis of the rights for impairment quarterly. Impairment is measured based on fair value. The MSRs recorded by the Bank are segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate.

To determine the fair value of the MSRs each reporting quarter, information is transmitted to a third party provider who assists in determining the fair value of MSRs, as described below.

MSRs are recognized as separate assets when loans are sold with servicing retained. A pooling methodology to the servicing valuation, in which loans with similar characteristics are "pooled" together, is applied for valuation purposes. Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources including loan service fees, interest earned on float, net interest earned on escrow balances, miscellaneous income and costs to service the loans. The present value of future earnings is the estimated market value for the pool, calculated using consensus assumptions that a third party purchaser would utilize in evaluating a potential acquisition of the servicing. Events that may significantly affect the estimates used are changes in interest rates and the related impact on mortgage loan prepayment speeds and the payment performance of the underlying loans. The interest rate for float is also calculated utilizing the current period fed funds rate. Mortgage loan prepayment speeds are calculated by taking into consideration Advantage Bank's historical trends when estimating prepayment speeds and helped provide scenarios with each evaluation. Based on the assumptions, pre-tax projections are prepared for each pool of loans serviced. These earning figures approximate the cash flow that could be received from the servicing portfolio. Valuation results are presented quarterly to management. At that time, the information is reviewed and MSRs are marked to the lower of amortized cost or fair value for the current quarter.

The Corporation recorded capitalization related to MSRs totaling approximately $1.1 million, $681,000 and $1.0 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

The Corporation recorded amortization related to MSRs totaling approximately $1.1 million, $1.3 million and $1.6 million, for the years ended December 31, 2012, 2011 and 2010, respectively. The carrying value of the Corporation's MSRs, which approximated their fair value, totaled approximately $3.2 million and $3.3 million at December 31, 2012 and 2011, respectively. Fair value was determined using discount rates ranging from 7.5% to 9.0% in 2012 and 2011, and prepayment speeds ranging from 4.4% to 33.0% in 2012 and from 6.0% to 25.5% in 2011.

At December 31, 2012 and 2011, the Bank was servicing residential mortgage loans of approximately $426.5 million and $446.1 million, respectively, which were sold to the Freddie Mac, Fannie Mae and other investors.

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued).

10. Federal Income Taxes

Income taxes are provided based on the liability method of accounting, which includes the recognition of deferred tax assets and liabilities for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. In general, the Corporation records deferred tax assets when the event giving rise to the tax benefit has been recognized in the Consolidated Financial Statements.

A valuation allowance is recognized to reduce any deferred tax assets that, based upon available information, it is more-likely-than-not all, or any portion, of the deferred tax asset will not be realized. Assessing the need for, and amount of, a valuation allowance for deferred tax assets requires significant judgment and analysis of evidence regarding realization of the deferred tax assets. In most cases, the realization of deferred tax assets is dependent upon the Corporation generating a sufficient level of taxable income in future periods, which can be difficult to predict.

In 2010, the Corporation recognized a 100% valuation allowance against our net deferred tax assets. The Corporation has been profitable in the past two years and as we continue to have core profits generating taxable income, our ability to realize our deferred tax assets will become clearer, at which time the Corporation would reverse some or all of the valuation allowance and credit income tax expense. This action will occur when circumstances warrant and the likelihood that our net operating loss carry forward and deferred tax assets will more likely than not be realized from future taxable income.

The calculation of tax liabilities is complex and requires the use of estimates and judgment since it involves the application of complex tax laws that are subject to different interpretations by the Corporation and the various tax authorities. These interpretations are subject to challenge by the tax authorities upon audit or to reinterpretation based on management's ongoing assessment of facts and evolving case law.

From time-to-time and in the ordinary course of business, the Corporation is involved in inquiries and reviews by tax authorities that normally require management to provide supplemental information to support certain tax positions taken in the tax returns. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Management believes it has taken appropriate positions on its tax returns, although the ultimate outcome of any tax review cannot be predicted with certainty. No assurance can be given that the final outcome of any such tax review will not be different than what is reflected in the current and historical financial statements.

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued).

11. Earnings (Loss) Per Share

Basic earnings (loss) per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per common share is computed including the dilutive effect of additional potential common shares issuable under outstanding stock options and warrants. Diluted earnings (loss) per share is not computed for periods in which an operating loss is sustained. The computations were as follows for the years ended December 31:

For the years ended	2012	2011	2010
	(in thousands, except earnings (loss) per share information)		
BASIC:			
Net earnings (loss)	$4,163	$ 214	$(14,559)
Weighted average common shares outstanding	8,245	7,206	7,206
Earnings (Loss) per share—Basic	$ 0.50	$ 0.03	$ (2.02)
DILUTED:			
Net earnings (loss)	$4,163	$ 214	$(14,559)
Weighted average common shares outstanding	8,245	7,206	7,206
Dilutive effect of warrants	0	0	0
Dilutive effect of stock options	1	0	0
Total common shares and dilutive potential common shares	8,246	7,206	7,206
Diluted earnings (loss) per share	$ 0.50	$ 0.03	$ (2.02)

Restricted stock granted under the Camco Financial Corporation 2010 Equity Plan were fully vested whole shares and included in the weighted average common shares outstanding in the table above. Additionally, subject to the terms and conditions of the Camco Financial Corporation 2010 Equity Plan, shares of restricted stock granted to participants are entitled full voting rights and entitled to dividends and other distributions paid with respect to such shares during the restricted period.

Camco issued 2,857,143 warrants at an exercise price of $2.10 on November 8, 2012 in connection with the rights offering and public offerings. The warrants will expire on November 6, 2017 and were included in the diluted earnings per share calculation above. All warrants outstanding at December 31, 2012 were antidilutive based on the average stock price for the period outstanding.

576,888 and 587,342 of the options to purchase shares of common stock that were outstanding during 2012 and 2011 respectively, were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. Options to purchase 463,642 shares of common stock at December 31, 2010, respectively, were excluded from the computation of diluted earnings per share for those years because of the loss incurred.

12. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of three months or less.

13. Advertising

Advertising costs are expensed when incurred.

NOTE–A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued).

14. New Accounting Pronouncements

During 2012, the Corporation adopted new guidance related to the presentation of comprehensive income in the financial statements. Among other changes, the new guidance eliminated the option to only present comprehensive income in the statement of equity. The Corporation has elected to report comprehensive income in a separate statement of comprehensive income that begins with net income. The change in presentation has been applied retrospectively and the 2011 financial statements have been restated to conform to the new presentation method. Other than the change in presentation of comprehensive income and related disclosures, the new guidance did not have a material effect on the financial statements.

In 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-02, A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring. This update applies to all creditors, both public and non-public, and was introduced to provide clarification surrounding troubled debt restructurings ("TDR"). The primary characteristics that previously caused a restructuring to qualify as a TDR still exist: (1) the restructuring constitutes a concession to the borrower and (2) the borrower is experiencing financial difficulties. The update provides additional details and examples to provide clarity surrounding these items. The update also prohibits the use of the effective interest rate test when determining whether the restructuring constitutes a concession. The update is effective for annual reporting periods ending on or after December 15, 2012 (therefore, December 31, 2012, for the Corporation). Lastly, the disclosure requirements set forth by ASU 2010-20 regarding troubled debt restructurings, and later deferred by ASU 2011-1 until December 31, 2012 for the Corporation, are included in Note C. Other than the additional disclosures, these updates did not have a significant impact on the financial statements.

In 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820)—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This update to Fair Value Measurement (Topic 820) results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The amendments in this update explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. However, this update does require expanded disclosure related to the nature and significance of inputs that are used in estimating and measuring the fair value of financial instruments. The amendments in this update are to be applied prospectively and are effective for annual reporting periods beginning after December 15, 2011 (therefore, December 31, 2012, for the Corporation). This update did not have a significant impact on the financial statements. The update is reflected in Note L of the financial statements).

15. Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–B - INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at December 31, 2012 and 2011 are as follows:

	2012			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
U.S. Government sponsored enterprises	$83,956	$118	$3	$84,071
Corporate equity securities	44	0	0	44
Mortgage-backed securities	1,146	37	0	1,183
Total investment securities available for sale	$85,146	$155	$3	$85,298
Held to maturity:				
Mortgage-backed securities	$ 903	$ 54	$0	$ 957
Total investment securities held to maturity	$ 903	$ 54	$0	$ 957

	2011			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
U.S. Government sponsored enterprises	$16,289	$ 6	$ 3	$16,292
Corporate equity securities	106	0	54	52
Mortgage-backed securities	1,469	32	0	1,501
Total investment securities available for sale	$17,864	$38	$57	$17,845
Held to maturity:				
Municipal bonds	$ 2,008	$ 0	$ 0	$ 2,008
Mortgage-backed securities	1,075	52	0	1,127
Total investment securities held to maturity	$ 3,083	$52	$ 0	$ 3,135

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–B - INVESTMENT SECURITIES (continued).

The amortized cost and estimated fair value of investment securities at December 31, 2012 by contractual term to maturity are shown below.

	Available for Sale		Held to Maturity	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(In thousands)			
Due in one year or less	$ 6,499	$ 6,500	$ 0	$ 0
Due after one year through five years	77,457	77,571	0	0
Due after five years through ten years	0	0	0	0
Due after ten years	0	0	0	0
Subtotal	83,956	84,071	0	0
Mortgage-backed securities	1,146	1,183	903	957
Corporate equity securities	44	44	0	0
Total	$85,146	$85,298	$903	$957

Proceeds from the sale of investment securities during the years ended December 31, 2012, 2011 and 2010, totaled $4.3 million, $27.2 million, and $0 million respectively, resulting in gross realized gains of $126,000, $1.3 million, and $0 in those respective years.

At December 31, 2012 and 2011, there were $3.0 million and $7.0 million securities in an unrealized loss position less than twelve months and $0 and $52,000 of securities in an unrealized loss position more than twelve months, respectively. The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2012 and 2011.

	2012					
	Less than 12 months			More than 12 months		
	Fair value	Unrealized losses	No. of Securities	Fair value	Unrealized losses	No. of Securities
	(In thousands)					
Available for sale:						
U.S. Government sponsored enterprises	$2,995	$3	1	$0	$0	0
Total	$2,995	$3	1	$0	$0	0

	2011					
	Less than 12 months			More than 12 months		
	Fair value	Unrealized losses	No. of Securities	Fair value	Unrealized losses	No. of Securities
	(In thousands)					
Available for sale:						
Corporate equity securities	$ 0	$0	0	$52	$54	2
U.S. Government sponsored enterprises	6,994	3	3	0	0	0
Total	$6,994	$3	3	$52	$54	2

As of December 31, 2012, management has the intent and ability to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

NOTE–B - INVESTMENT SECURITIES (continued).

In 2011, corporate equity securities at a cost of $100,000 were in a loss position for more than 12 months. During 2012, the securities were evaluated and management considered $56,000 of the investment to be other than temporarily impaired in 2012. The OTTI was deemed to be credit-related and the impairment charge of $56,000 was recorded through current year earnings.

At December 31, 2012 and 2011, approximately $10.0 million and $13.7 million, respectively, of investment securities were pledged in accordance with federal and state requirements to secure deposits and repurchase agreements.

NOTE–C - ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is a reserve established through a provision that is charged to expense and represents management's best estimate of probable losses that could be incurred within the existing portfolio of loans. The allowance is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Corporation's allowance for possible loan loss methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The provision for possible loan losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The amount of the provision reflects not only the necessary allowance for possible loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

The current level of the allowance is directionally consistent with classified assets, non-accrual and delinquency. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Corporation's control, including, among other things, the performance of the Corporation's loan portfolio, the economy, changes in interest rates and comments of the regulatory authorities toward loan classifications.

The Corporation's allowance for possible loan losses consists of three elements: (i) specific valuation allowances on probable losses on specific loans; (ii) historical valuation allowances based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances based on general economic conditions and other qualitative risk factors both internal and external to the Corporation.

Loans identified as losses by management, internal loan review and/or bank examiners are charged-off. Furthermore, consumer loan accounts are charged-off automatically based on regulatory requirements.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

Change in the allowance for loan losses is summarized as follows:

	Construction	Consumer	Multi-Family	Land, Farm & Ag Loans	Residential	Commercial & Non-Residential Real Estate	C&I	Total
				(in thousands)				
Allowance for credit losses:								
Beginning balance December 31, 2011	$ 35	$ 80	$ 2,484	$ 554	$ 8,277	$ 2,565	$ 537	$ 14,532
Charge-offs	0	(165)	(12)	(416)	(2,858)	(150)	(58)	(3,659)
Recoveries	0	46	13	6	302	698	65	1,130
Provision	80	200	(1,054)	230	1259	(1,102)	530	144
Ending balance December 31, 2012	$ 115	$ 162	$ 1,431	$ 373	$ 6980	$ 2,011	$ 1,075	$ 12,147
Ending balance								
Individually evaluated for impairment	$ 0	$ 40	$ 416	$ 68	$ 500	$ 369	$ 25	$ 1,418
Collectively evaluated for impairment	$ 115	$ 122	$ 1,014	$ 305	$ 6,480	$ 1,642	$ 1,051	$ 10,729
Portfolio balances:								
Individually evaluated for impairment								
With no related allowance	14	0	0	558	0	1,573	0	2,145
With related allowance	0	491	4,541	230	11,107	3,674	539	20,582
Collectively evaluated for impairment	$13,801	$3,557	$75,447	$13,214	$264,789	$131,632	$41,555	$545,285
Ending balance December 31, 2012	$13,815	$4,048	$79,988	$14,002	$275,896	$136,879	$42,094	$566,722

	Construction	Consumer	Multi-Family	Land, Farm & Ag Loans	Residential	Commercial & Non-Residential	C&I	Total
				(in thousands)				
Allowance for credit losses:								
Beginning balance December 31, 2010	$ 166	$ 246	$ 2,860	$ 849	$ 8,050	$ 3,638	$ 1,061	$ 16,870
Charge-offs	0	(62)	(388)	(107)	(3,370)	(1,938)	(48)	(5,913)
Recoveries	0	32	158	242	554	211	99	1,296
Provision	(131)	(136)	(146)	(430)	3,043	654	(575)	2,279
Ending balance December 31, 2011	$ 35	$ 80	$ 2,484	$ 554	$ 8,277	$ 2,565	$ 537	$ 14,532
Ending balance								
Individually evaluated for impairment	$ 3	$ 41	$ 426	$ 208	$ 720	$ 335	$ 27	$ 1,760
Collectively evaluated for impairment	$ 32	$ 39	$ 2,058	$ 346	$ 7,557	$ 2,230	$ 510	$ 12,772
Portfolio balances:								
Individually evaluated for impairment								
With no related allowance	0	0	51	0	1,945	695	112	2,803
With related allowance	19	128	4,633	1,203	8,922	6,612	396	21,913
Collectively evaluated for impairment	$23,857	$3,402	$83,246	$16,619	$307,057	$156,457	$38,355	$628,993
Ending balance December 31, 2011	$23,876	$3,530	$87,930	$17,822	$317,924	$163,764	$38,863	$653,709

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

	Construction	Consumer	Multi-Family	Land, Farm & Ag Loans	Residential	Commercial & Non-Residential	C&I	Total
	(in thousands)							
Allowance for credit losses:								
Beginning balance December 31, 2009	$ 338	$ 98	$ 731	$ 628	$ 10,519	$ 3,148	$ 637	$ 16,099
Charge-offs	(482)	(28)	(1,535)	(2,283)	(7,530)	(3,688)	(3,399)	(18,945)
Recoveries	39	9	103	247	490	157	211	1,256
Provision	271	167	3,561	2,257	4,571	4,021	3,612	18,460
Ending balance December 31, 2010	$ 166	$ 246	$ 2,860	$ 849	$ 8,050	$ 3,638	$ 1,061	$ 16,870
Ending balance								
Individually evaluated for impairment	$ 0	$ 0	$ 0	$ 0	$ 256	$ 1,171	$ 170	$ 1,597
Collectively evaluated for impairment	$ 166	$ 246	$ 2,860	$ 849	$ 7,794	$ 2,467	$ 891	$ 15,273
Portfolio balances:								
Individually evaluated for impairment								
With no related allowance	0	0	3,180	1,549	3,122	4,122	706	12,679
With related allowance	0	0	0	0	2,706	4,503	630	7,839
Collectively evaluated for impairment	$26,225	$3,826	$71,162	$10,820	$369,226	$155,326	$27,607	$664,192
Ending balance December 31, 2010	$26,225	$3,826	$74,342	$12,369	$375,054	$163,951	$28,943	$684,710

Non-performing and Past Due Loans. Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-performing status when, the loan is three payments past due as well as when required by regulatory provisions. Loans may be placed on non-performing status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is recognized when the loan is returned to accrual status and all the principal and interest amounts contractually due are brought current for a minimum of six months, or future payments are reasonably assured.

Nonperforming loans, segregated by class of loans at December 31, as follows:

(in thousands)	2012	2011
Construction	$ 14	$ 19
Land, Farmland, Agriculture	709	367
Residential / prime	7,152	4,823
Residential / subprime	9,195	17,454
Commercial / Non-residential	1,967	1,879
Consumer	491	113
Commercial and industrial	66	212
Multi Family	0	51
Total	$19,594	$24,918

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

Interest income that would have been recognized had such nonperforming loans performed pursuant to contractual terms totaled approximately $1.8 million, $2.6 million and $2.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

An age analysis of past due loans, segregated by class of loans, as of December 31, 2012 were as follows:

(in thousands)	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90+ Days Past Due	Total Past Due	Current	Total Loans	Accruing Loans 90 Days Past Due
Construction	$ 0	$ 0	$ 0	$ 0	$ 13,815	$ 13,815	$0
Land, Farmland, Ag Loans	65	32	119	216	13,786	14,002	0
Residential / prime	2,316	906	5,212	8,434	210,217	218,651	0
Residential / subprime	2,509	1,181	4,562	8,252	48,993	57,245	0
Commercial	0	0	1,095	1,095	135,784	136,879	0
Consumer	100	1	28	129	3,919	4,048	0
Commercial and industrial	0	0	66	66	42,028	42,094	0
Multi Family	227	0	0	227	79,761	79,988	0
Total	$5,217	$2,120	$11,082	$18,419	$548,303	$566,722	$0

An age analysis of past due loans, segregated by class of loans, as of December 31, 2011 were as follows:

(in thousands)	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90+ Days Past Due	Total Past Due	Current	Total Loans	Accruing Loans 90 Days Past Due
Construction	$ 0	$ 0	$ 0	$ 0	$ 23,876	$ 23,876	$0
Land, Farmland, Ag Loans	103	0	136	239	17,583	17,822	0
Residential / prime	638	269	4,139	5,046	235,502	240,548	0
Residential / subprime	5,380	1,818	9,499	16,697	60,679	77,376	0
Commercial	462	527	638	1,627	162,137	163,764	0
Consumer	54	76	18	148	3,382	3,530	0
Commercial and industrial	45	0	114	159	38,704	38,863	0
Multi Family	0	0	51	51	87,879	87,930	0
Total	$6,682	$2,690	$14,595	$23,967	$629,742	$653,709	$0

Impaired loans. Loans are considered impaired when, based on current information and events, it is probable the Corporation will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other larger commercial credits. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, of collateral if payment is expected solely from the collateral or at the present value of estimated future cash flows using the loan's existing rate or at the loan's fair market value. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured in which case interest is recognized on an accrual basis. Impaired loans or portions of loans are charged off when deemed uncollectible.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

We have included the following information with respect to impairment measurements relating to collateral-dependent loans for better understanding of our process and procedures relating to fair value of financial instruments:

- Based on policy, a loan is typically deemed impaired (nonperforming) once it has gone over three payments or 90 days delinquent. Our management of the troubled credit will vary as will the timing of valuations, loan loss provision and charge offs based on a multitude of factors such as, cash flow of the business/borrower, responsiveness of the borrower, communication with the commercial banker, property inspections, property deterioration, and delinquency. Typically, a nonperforming, non-homogeneous collateral dependent loan will be valued and adjusted (if needed) within a 90 day period after determination of impairment. If impaired, the collateral is then evaluated and an updated appraisal is most typically ordered. Upon receipt of an appraisal or other valuation, we complete an analysis to determine if the impaired loan requires a specific reserve or to be charged down to estimated net realizable value. The time frame may be as short as 30 days or as much as 180 days, when an appraisal is ordered.
- Camco's credit risk management process consistently monitors key performance metrics across both the performing and non-performing assets to identify any further degradation of credit quality. Additionally, impaired credits are monitored in weekly loan committee asset quality discussions, monthly Asset Classification Committee meetings and quarterly loan loss reserve reviews. Strategy documents and exposure projections are completed on a monthly basis to ensure that the current status of the troubled asset is clearly understood and reported.
- The Asset Classification Committee oversees the management of all impaired loans and any subsequent loss provision or charge-off that is considered. When a loan is deemed impaired, the valuation is obtained to determine any existing loss that may be present as of the valuation date. Policy dictates that any differences from fair market value, less costs to sell, are to be recognized as loss during the current period (loan loss provision or charge-off). Any deviations from this policy will be identified by amount and contributing reasons for the policy departure during our quarterly reporting process.
- Camco's policies dictate that an impaired loan subject to partial charge-off will remain in a nonperforming status until it is brought current. Typically, this occurs when a loan is paid current and completes a period of on-time payments that demonstrate that the loan can perform. Camco monitors through various system reports any loan whose terms have been modified. These reports identify troubled debt restructures, modification, and renewals.
- When circumstances do not allow for updated collateral or Camco determines that an appraisal is not needed, the underlying collateral's fair market value is estimated in the following ways:
  - Camco personnel property inspections combined with original appraisal review
  - County auditor values
  - Broker price opinions
  - Various on-line fair market value estimations programs (i.e. Freddie Mac, Fannie Mae, etc).

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

Year-end impaired loans are set forth in the following table:

2012	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
			(In thousands)		
With no related allowance recorded:					
Construction	$ 14	$ 14	$ 0	$ 0	$ 0
Land, Farmland, Ag Loans	558	972	0	584	22
Residential	0	0	0	0	0
Commercial	1,572	1,619	0	1,623	47
Consumer	0	0	0	0	0
Commercial and industrial	0	0	0	0	0
Multi Family	1	661	0	0	0
Total	$ 2,145	$ 3,266	$ 0	$ 2,207	$ 69
With a related specific allowance recorded:					
Construction	$ 0	$ 0	$ 0	$ 17	$ 1
Land, Farmland, Ag Loans	230	230	68	239	18
Residential	11,107	11,473	500	11,400	377
Commercial	3,674	3,700	369	3,730	178
Consumer	491	518	40	536	17
Commercial and industrial	539	539	25	566	18
Multi Family	4,541	4,541	416	4,587	212
Total	$20,582	$21,001	$1,418	$21,075	$821

The Bank's impaired loan information for 2011 is as follows:

2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
			(In thousands)		
With no related allowance recorded:					
Construction	$ 0	$ 0	$ 0	$ 0	$ 0
Land, Farmland, Ag Loans	0	0	0	0	0
Residential	1,945	3,579	0	2,273	7
Commercial	695	2,015	0	703	27
Consumer	0	0	0	0	0
Commercial and industrial	112	151	0	113	2
Multi Family	51	971	0	52	0
Total	$ 2,803	$ 6,716	$ 0	$ 3,141	$ 36
With a related specific allowance recorded:					
Construction	$ 19	$ 0	$ 3	$ 0	$ 1
Land, Farmland, Ag Loans	1,203	1,216	208	1,276	74
Residential	8,922	9,033	720	8,233	456
Commercial	6,612	6,612	335	4,404	358
Consumer	128	100	41	25	0
Commercial and industrial	396	396	27	304	26
Multi Family	4,633	4,633	426	4,674	259
Total	$21,913	$21,990	$1,760	$18,916	$1,174

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

The Bank's impaired loan information for 2010 is as follows:

2010	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
			(in thousands)		
With no related allowance recorded:					
Construction	$ 1,549	$ 5,558	$ 0	$ 3,389	$ 0
Land, Farmland, Ag Loans	0	0	0	0	0
Residential	3,122	4,854	0	3,866	19
Commercial	4,122	8,239	0	5,765	6
Consumer	0	0	0	0	0
Commercial and industrial	706	1,208	0	1,035	11
Multi Family	3,180	5,166	0	3,786	3
Total	$12,679	$25,025	$ 0	$17,841	$ 39
With a related specific allowance recorded:					
Construction	$ 0	$ 0	$ 0	$ 0	$ 0
Land, Farmland, Ag Loans	0	0	0	0	0
Residential	2,706	3,306	256	3,078	0
Commercial	4,503	4,521	1,171	4,589	131
Consumer	0	0	0	0	0
Commercial and industrial	630	630	170	383	0
Multi Family	0	0	0	0	0
Total	$ 7,839	$ 8,457	$1,597	$ 8,050	$131

The Corporation categorizes loans and leases into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Corporation analyzes loans and leases individually by classifying the loans and leases as to credit risk. The loans monitored utilizing the risk categories listed below refer to commercial, commercial and industrial, construction, land, farmland and agriculture loans. All non-homogeneous loans are monitored through delinquency reporting. This analysis is performed on a quarterly basis. The Corporation uses the following definitions for risk ratings:

- **Uncriticized Assets**

  Uncriticized assets exhibit no material problems, credit deficiencies or payment problems. These assets generally are well protected by the current net worth and paying capacity of the obligor or by the value of the asset or underlying collateral. Such credits are graded as follows: Excellent (1), Good (2), or Satisfactory (3).

- **Watch (Grade 4)**

  Watch assets are acceptable credits which possess one or more heightened risk characteristics that warrant heightened management attention. These characteristics could include higher leverage, inconsistent cash flow or industry risk issues. While increased monitoring is warranted, these risk characteristics are considered to be well mitigated and repayment is not considered to be at-risk.

- **Special Mention Assets (Grade 5)**

  Special Mention Assets have potential weaknesses or pose an unwarranted financial risk that deserves management's close attention. If left uncorrected, these weaknesses may result in deterioration of the

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

repayment prospects for the asset or in the Bank's credit position at some future date. Special Mention Assets are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification.

- **Substandard Assets (Grade 6)**

  An asset classified Substandard is protected inadequately by the current net worth and paying capacity of the obligor, or by the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. The possibility that liquidation would not be timely requires a substandard classification even if there is little likelihood of total loss.

  Assets classified as Substandard may exhibit one or more of the following weaknesses:

  - The primary source of repayment is gone or severely impaired and the Bank may have to rely upon a secondary source.
  - Loss does not seem likely but sufficient problems have arisen to cause the Bank to go to abnormal lengths to protect its position in order to maintain a high probability of repayment.
  - Obligors are unable to generate enough cash flow for debt reduction.
  - Collateral has deteriorated.
  - The collateral is not subject to adequate inspection and verification of value (if the collateral is expected to be the source of repayment).
  - Flaws in documentation leave the Bank in a subordinated or unsecured position if the collateral is needed for the repayment of the loan.
  - For assets secured by real estate, the appraisal does not conform to FDIC appraisal standards or the assumptions underlying the appraisal are demonstrably incorrect.

- **Doubtful Assets (Grade 7)**

  An asset classified Doubtful has all the weaknesses inherent in one classified as Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

- **Loss Assets (Grade 8)**

  An asset, or portion thereof, classified loss is considered uncollectible and of such little value that its continuance on the books is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value; rather, it is not practical or desirable to defer writing off an essentially worthless asset (or portion thereof), even though partial recovery may occur in the future.

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

Loans and leases not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans and leases. Based on the most recent analysis performed, the risk category of loans and leases is as follows:

December 31, 2012 (in thousands)	Pass	Watch	Special Mention	Substandard	Total [1]
Construction	$ 10,586	$ 3,215	$ 0	$ 14	$ 13,815
Land, Farmland, Ag Loans	13,063	0	0	939	14,002
Commercial	107,065	17,137	6,479	6,198	136,879
Commercial and industrial	39,666	2,256	0	172	42,094
Multi Family	65,142	7,762	3,409	3,675	79,988
Total	$235,522	$30,370	$9,888	$10,998	$286,778

December 31, 2011 (in thousands)	Pass	Watch	Special Mention	Substandard	Total [1]
Construction	$ 16,263	$ 7,594	$ 0	$ 19	$ 23,876
Land, Farmland, Ag Loans	15,894	173	292	1,463	17,822
Commercial	129,446	17,112	4,959	12,247	163,764
Commercial and industrial	33,064	5,154	336	309	38,863
Multi Family	57,353	24,470	4,138	1,969	87,930
Total	$252,020	$54,503	$9,725	$16,007	$332,255

Homogeneous loans are monitored at 60+ days delinquent. See page 41 segregated by class of loans related to residential and consumer.

(1) There were no doubtful loans at December 31, 2012 or 2011.

Modifications.

A modification of a loan constitutes a troubled debt restructuring ("TDR") when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Corporation offers various types of concessions when modifying a loan, however, forgiveness of principal is rarely granted. Commercial and industrial loans modified in a TDR often involve temporary interest-only payments, term extensions, and converting revolving credit lines to term loans. Additional collateral and/or guarantors may be requested.

Commercial mortgage and construction loans modified in a TDR often involve a temporary or permanent interest rate reduction, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, and/or substituting or adding a new borrower or guarantor. Construction loans modified in a TDR may also involve extending the interest-only payment period. Residential mortgage loans modified in a TDR are primarily comprised of loans where monthly payments are lowered to accommodate the borrowers' financial needs. This is accomplished by temporary interest only payment periods, temporarily lowering the interest rate, extending the maturity date or a combination of these strategies. The accrual status of modified residential

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

mortgages is dependent on the delinquency status before, during and after the modification process. Home equity modifications are uniquely designed to meet the specific needs of each borrower. Modified terms for home equity loans include renewal of an interest only payment stream, extending the maturity date, converting to a principal and interest payment, amortizing the balance due, or a combination of these strategies. Automobile loans are typically not modified.

Loans modified in a TDR may be in accrual status, non-accrual status, partial charge-offs, not delinquent, delinquent or any combination of these criteria. As a result, loans modified in a TDR for the Corporation may have the financial effect of increasing the specific allowance associated with individual loans. An allowance for impaired consumer and commercial loans that have been modified in a TDR is measured based either on the present value of expected future cash flows discounted at the loan's original effective interest rate, or the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent. Management exercises significant judgment in developing these estimates.

The following presents, by class, information related to loans modified in a TDR during the years ended December 31, 2012 and December 31, 2011:

	Loans Modified as a TDR for the Year Ended December 31, 2012		Loans Modified as a TDR for the Year Ended December 31, 2011	
Troubled Debt Restructurings (in thousands)	Number of Contracts	Recorded Investment (as of period end) [1]	Number of Contracts	Recorded Investment (as of period end) [1]
Land, Farmland, Ag loans	2	$ 623	2	$1,203
Residential—prime	26	2,891	11	572
Residential—subprime	13	1,413	24	1,944
Commercial	0	0	6	1,472
C Consumer Other	11	439	2	70
Commercial and Industrial	0	0	3	196
Multi-family	1	75	1	1,266
Total	53	$5,441	49	$6,723

(1) The period end balances are inclusive of all partial pay downs and charge-offs since the modification date. Loans modified in a TDR that were fully paid down, charged-off, or foreclosed upon by period end are not reported.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–C - ALLOWANCE FOR LOAN LOSSES (continued).

The following presents, by class, loans modified in a TDR during, 2012 that subsequently defaulted (i.e., 60 days or more past due following a modification) during the years ended December 31, 2012 and December 31, 2011:

	Loans Modified as a TDR Within the Previous Twelve Months That Subsequently Defaulted During the Year Ended December 31, 2012		Loans Modified as a TDR Within the Previous Twelve Months That Subsequently Defaulted During the Year Ended December 31, 2011	
(in thousands)	Number of Contracts	Recorded Investment (as of period end) [1]	Number of Contracts	Recorded Investment (as of period end) [1]
Land, Farmland, Ag loans	1	$ 65	0	$ 0
Residential—prime	8	518	0	0
Residential—subprime	6	561	2	91
Consumer	1	69	1	254
Commercial and Industrial	0	0	1	68
Total	16	$1,213	44	$413

[1] The period end balances are inclusive of all partial pay downs and charge-offs since the modification date. Loans modified in a TDR that were fully paid down, charged-off, or foreclosed upon by period end are not reported.

NOTE–D - RELATED PARTY LOANS

The Bank, in the ordinary course of business, has granted loans to certain of its directors, executive officers, and their related interests. Such loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectability. The aggregate dollar amount of these loans totaled approximately $459,000 and $640,000 at December 31, 2012 and 2011, respectively. During 2012, no related party loans were made and repayments and payoffs totaled $181,000.

NOTE–E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at December 31, is summarized as follows:

	2012	2011
	(In thousands)	
Land	$ 1,948	$ 1,948
Buildings and improvements	11,870	11,656
Furniture, fixtures and equipment	8,595	8,839
	22,413	22,443
Less accumulated depreciation and amortization	14,308	13,798
Total	$ 8,105	$ 8,645

Depreciation expense amounted to $1.4 million, $1.2 million, and $1.3 million for years ended December 31, 2012, 2011 and 2010.

NOTE–F - DEPOSITS

Deposit balances by type at December 31, 2012 and 2011, are summarized as follows:

(in thousands)	Amount 2012	Amount 2011
Noninterest-bearing checking accounts	$ 76,490	$ 62,881
NOW accounts	70,472	64,213
Money market demand accounts	121,437	114,503
Passbook and statement savings accounts	54,726	42,417
Certificates of deposit	304,099	345,245
Total deposits	$627,224	$629,259

At December 31, 2012 and 2011, the Corporation had certificate of deposit accounts with balances of $100,000 and above totaling $84.4 million and $94.1 million, respectively.

The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31, 2012:

Year ending December 31:	(In thousands)
2013	$135,149
2014	89,062
2015	45,303
2016	27,895
2017	6,690
Total certificate of deposit accounts	$304,099

NOTE–G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

The following table summarizes the types of advances from the Federal Home Loan Bank of Cincinnati (FHLB) at December 31:

2012	Weighted-Average Rate	Weighted-Average Maturity (years)	Balance (in thousands)
Fixed-rate, balloon	3.25%	2.42	$ 209
Fixed-rate, interest only	0.75%	2.43	22,000
Fixed-rate, amortizing	6.08%	5.63	1,088
Fixed-rate, interest only, convertible	3.97%	2.57	20,000
Fixed-rate, interest only, putable	4.11%	2.95	10,000
Total	3.46%	2.64	$53,297

NOTE–G - ADVANCES FROM THE FEDERAL HOME LOAN BANK (continued).

2011	Weighted-Average Rate	Weighted-Average Maturity (years)	Balance (in thousands)
Fixed-rate, balloon	3.25%	3.42	$ 218
Fixed-rate, interest only	2.48	1.36	17,000
Fixed-rate, amortizing	6.06	6.32	1,386
Fixed-rate, interest only, convertible	3.70	3.14	25,000
Fixed-rate, interest only, putable	4.34	2.24	20,000
Total	3.63%	2.45	$63,604

Convertible fixed-rate advances may be converted to floating-rate advances, on a quarterly basis, at the option of the FHLB. Putable fixed-rate advances may be terminated, on a quarterly basis after a fixed period of time, at the option of the FHLB. The Corporation may only repay convertible and putable advances upon conversion or termination by the FHLB without penalty, prior to maturity.

Advances from the FHLB, collateralized at December 31, 2012, by a blanket agreement using the Bank's one- to four- family and multi-family mortgage, commercial real estate and home equity lines of credit portfolios and the Bank's investment in FHLB stock, are as follows:

Maturing year Ending December 31,	Interest rate range	(in thousands)
2013	5.40%-6.05%	$ 30
2014	4.26%-6.10%	5,090
2015	0.75%-4.05%	42,209
2016	0	0
2017	3.95%	5,000
Thereafter	5.15%-7.00%	968
Total		$53,297

NOTE–H - OTHER BORROWINGS

In July 2007, the Corporation formed a special purpose entity, Camco Statutory Trust I (Trust), for the sole purpose of issuing $5.0 million trust preferred securities. Additionally, Camco issued subordinated debentures to the Trust in exchange for the proceeds of the offering of the trust preferred securities. The subordinated debentures represent the sole asset of the Trust. The subordinated debentures are due on September 15, 2037 (Due Date). The subordinated debentures carried a fixed rate of interest of 6.648% until September 15, 2012, at which point the interest rate became variable at 133 basis points over the three month LIBOR rate. The effective interest rate as of December 31, 2012 was 1.72%.

Camco and Camco Statutory Trust I are permitted to defer interest and dividend payments, for up to five consecutive years (20 quarters) without resulting in a default. During any deferral period no interest shall be due and payable and interest will continue to accrue on the Debt Securities, and interest on such accrued interest (such accrued interest and interest thereon referred to herein as "Deferred Interest") will accrue at an annual rate to the Interest Rate applicable during such Extension Period, compounded quarterly from the date such Deferred Interest would have been payable were it not for the Extension Period. These dividends have been deferred since April 2009. As of December 31, 2012, Camco had $5.0 Million of Trust Preferred Securities due in 2037 and $1.4 million of interest accrued related to deferred interest due in 2014.

NOTE–H - OTHER BORROWINGS (continued).

Obligations for securities sold under agreements to repurchase were $5.9 million and $11.7 million for December 31, 2012 and 2011, respectively. They were collateralized at December 31, 2012 and 2011, by investment securities with an amortized cost including accrued interest of approximately $10.0 million and $11.6 million and a market value of approximately $10.0 million and $13.7 million, respectively. The maximum balance of repurchase agreements outstanding at any month-end during the years ended December 31, 2012 and 2011, was $9.7 million and $11.7 million, respectively, and the average month-end balance outstanding for 2012 and 2011 was approximately $7.4 million and $7.9 million, respectively.

NOTE–I - FEDERAL INCOME TAXES

The provision for income taxes consists of the following:

(in thousands)	Year Ended December 31, 2012	2011	2010
Income Taxes:			
Federal current expense (benefit)	$ 0	$ 7	$ (299)
Federal deferred expense (benefit)	758	(292)	(5,038)
Valuation allowance	(816)	829	5,855
Total Income Tax (Benefit)	$ (58)	$ 544	$ 518

A reconciliation of the rate of taxes which are payable at the federal statutory rate are summarized as follows:

(in thousands)	2012	2011	2010
Federal income taxes computed at the expected statutory rate	$1,396	$ 257	$(4,774)
Increase (decrease) in taxes resulting from:			
Nontaxable dividend and interest income	(15)	(37)	(21)
Increase in cash surrender value of life insurance—net	(300)	(249)	(209)
Valuation allowance for deferred tax assets	(816)	829	5,855
Surrender of bank owned life insurance & penalty	0	72	70
Other	(323)	(328)	(403)
Federal income tax provision per consolidated financial statements	$ (58)	$ 544	$ 518

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–I - FEDERAL INCOME TAXES (continued).

The components of the Corporation's net deferred tax asset (liability) at December 31 are as follows:

	2012	2011
	(In thousands)	
Taxes (payable) refundable on temporary differences at statutory rate:		
Deferred tax assets:		
General loan loss allowance	$ 4,130	$ 4,941
Deferred loan fees	184	301
Deferred compensation	1,046	1,059
Other assets	1,357	1,264
Non-accrual interest	163	364
Unrealized loss on securities designated as available for sale	0	7
Tax credits and low income housing credits	2,134	1,739
NOL carry forward	1,341	1,549
Total deferred tax assets	10,355	11,224
Deferred tax liabilities:		
FHLB stock dividends	$ (1,660)	$ (1,660)
Mortgage servicing rights	(1,103)	(1,109)
Book versus tax depreciation	(697)	(887)
Original issue discount	(708)	(755)
Unrealized gain on securities designated as available for sale	(51)	0
Prepaid expense for FHLB advance restructure	(140)	0
Purchase price adjustments	(128)	(129)
Total deferred tax liabilities	(4,487)	(4,540)
Valuation Allowance	$ (5,868)	$ (6,684)
Net deferred tax asset (liability)	$ 0	$ 0

Income tax returns are subject to audit by the IRS. Income tax expense for current and prior periods is subject to adjustment based upon the outcome of such audits. During 2011, the IRS began an examination of the Corporation's tax returns for the year ended December 31, 2009. The examination is near completion. The IRS has taken the position the Corporation took bad debt deductions prematurely. The Corporation disagrees. The matter has not been resolved at the examination level, therefore, the Corporation has contested the matter at the IRS Office of Appeals. Management believes it is more likely than not that the Corporation will be successful in the appeals process. If the IRS prevails, the Corporation may be required to repay approximately $1.57 million of tax refunds it had received as a result of a carryback of a net operating loss and the Corporation will increase their net operating loss tax carry forward by the same amount as the disallowed deduction. The Corporation has a 100% valuation allowance against its deferred tax asset. In the event that the Corporation does not prevail on appeals and the deferred tax asset has a 100% valuation allowance, the Corporation will be required to take a charge of income tax expense in the amount of $1.57 million plus assessed statutory interest.

At December 31, 2012, the Corporation had a $3.9 million net operating loss carry forward available to reduce future income taxes through 2030. The ultimate realization of deferred tax assets is dependent upon

NOTE–I - FEDERAL INCOME TAXES (continued).

the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the reversal of deferred tax assets and liabilities (including the impact of carryforward periods), projected future taxable income and tax-planning strategies in making this assessment. Based upon the Corporation's cumulative three year loss position and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Corporation will be unable to realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could change in the near term if estimates of future taxable income during the carryforward period change.

For years prior to 1996, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The bad debt deduction had accumulated to approximately $12.1 million as of December 31, 2012. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $4.1 million at December 31, 2012.

NOTE–J - COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

The following table summarizes the Bank's outstanding commitments to originate adjustable and fixed-rate loans at December 31:

	Fixed Rate Loans	Adjustable Rate Loans	Unused lines of Credit—HELOC & Other	Standby letters of credit
	(in thousands)			
2012	$4,671	$48,094	$37,169	$299
2011	$2,659	$49,220	$40,423	$344

Management believes that all loan commitments are able to be funded through cash flow from operations and existing liquidity related investments available for sale that are not used for collateralization and borrowing capacity. Fees received in connection with these commitments have not been recognized in earnings.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without

NOTE–J - COMMITMENTS (continued).

being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

The Corporation has entered into lease agreements for office premises and equipment under operating leases which expire at various dates through the year ended March 31, 2018. The following table summarizes minimum payments due under lease agreements by year:

Year ending December 31,	(In thousands)
2013	$ 343
2014	325
2015	303
2016	265
2017	178
2018	37
Total	$1,451

Rental expense under operating leases totaled approximately $377,000, $377,000 and $400,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE–K - REGULATORY MATTERS AND REGULATORY CAPITAL

Camco is subject to the regulatory capital requirements of the Federal Reserve Board (the "FRB") and Advantage is subject to the requirements of the FDIC. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The FRB and FDIC have adopted risk-based capital ratio guidelines to which the Corporation is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide the capital into two tiers. The first tier ("Tier I") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Banks and bank holding companies are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier I

NOTE–K - REGULATORY MATTERS AND REGULATORY CAPITAL (continued).

capital. The regulatory agencies may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

Advantage entered into a consent agreement with the FDIC and the Division that provided for the issuance of an order by the FDIC and the Division, which order was executed by the FDIC and Division on February 9, 2012 (the "2012 Consent Order"). The Consent Order requires Advantage to, among other things, (i) increase its Tier 1 leverage capital to 9% by March 31, 2012; and (ii) seek regulatory approval prior to declaring or paying any cash dividend. Therefore, Advantage must maintain 9% Tier 1 Capital to be deemed "adequately capitalized". As a result of the 2012 Consent Order, Advantage remains disqualified as a public depository under Ohio law and will incur higher premiums for FDIC insurance of its accounts. Currently, Advantage is not in compliance with the Tier 1 capital requirement of the 2012 Consent Order.

On September 24, 2012, Camco announced a rights offering and public offering of common shares of up to $10.0 million to existing stockholders followed by a public offering of any remaining shares. Under the terms of the rights offering all record holders of the Corporation's common stock as of July 29, 2012 received, at no charge, one subscription right for each share of common stock held as of the record date. Each subscription right entitled the holder of the right to purchase one share of Camco common stock at a subscription price of $1.75 per share. In addition, for every two shares purchased in the rights or public offerings, investors received one warrant to purchase Camco common stock within five years at $2.10 per share. Rights holders were provided the opportunity to purchase shares in excess of their basic subscription rights, subject to availability and certain limitations.

On November 8, 2012, Camco announced the successful closing of its $10.0 million offering. Our current stockholders, along with unsolicited commitments from directors and officers allowed us to fully subscribe this $10.0 million offering without the need to solicit shares externally in the public offering phase. Camco issued 5,714,286 shares of common stock and 2,857,143 warrants at an exercise price of $2.10, which will expire on November 6, 2017. The total proceeds of the common stock offering were $9.4 million, net of offering costs of $619,000. Net proceeds of $9.4 million were invested in Advantage to improve its regulatory capital position.

Federal law prohibits a financial institution from making a capital distribution to anyone or paying management fees to any person having control of the institution if, after such distribution or payment, the institution would be undercapitalized. Additionally, the payment of dividends by Advantage Bank to its parent and by Camco to stockholders is subject to restriction by regulatory agencies. These restrictions normally limit dividends from the Bank to the sum of the Bank's current and prior two years' earnings, as defined by the agencies.

On March 4, 2009, Camco entered into a Memorandum of Understanding ("MOU") with the FRB. The MOU prohibited Camco from engaging in certain activities while the MOU is in effect, including, without the prior written approval of the FRB, (1) the declaration or payment of dividends to stockholders or (2) the repurchase of Camco's stock.

On April 30, 2009, Camco was notified by the FRB that it had conducted a "surveillance review" as of December 31, 2008. Based on that review, the FRB notified Camco that it must (i) eliminate stockholder dividends and (ii) defer interest payments on its 30-year junior subordinated deferrable interest notes that were issued to its wholly-owned subsidiary, Camco Statutory Trust I, in its trust preferred financing that was completed in July 2007. These prohibitions were memorialized in a written agreement with the FRB on August 5, 2009. Camco and Camco Statutory Trust I are permitted to defer interest and dividend payments, respectively, for up to five consecutive years without resulting in a default. Camco may not resume these dividend or interest payments until it receives approval from the FRB.

NOTE–K - REGULATORY MATTERS AND REGULATORY CAPITAL (continued).

The MOU was terminated and as a result of the surveillance review, Camco entered into a Written Agreement (the "Camco Agreement") with the FRB on August 5, 2009. The Camco Agreement memorializes the requirements imposed on April 30, 2009 and requires Camco to obtain FRB approval prior to: (i) declaring or paying any dividends; (ii) receiving dividends or any other form of payment representing a reduction in capital from Advantage; (iii) making any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities; (iv) incurring, increasing or guaranteeing any debt; or (v) repurchasing any Camco stock.

A material failure to comply with the provisions of any of the Corporation's agreements could result in additional enforcement actions by the FDIC, the Division or the Federal Reserve.

Advantage's Tier 1 capital does not meet the requirements set forth in the 2012 Consent Order. As a result, the Corporation will need to increase capital levels.

The following tables present certain information regarding compliance by Camco and Advantage with applicable regulatory capital requirements at December 31, 2012:

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands)			
Total capital to risk-weighted assets:						
Camco Financial Corporation	$71,190	13.04%	≥$43,687	≥8.0%	≥$54,609	10.0%
Advantage Bank [1]	$69,189	12.68%	≥$43,658	≥8.0%	≥$54,572	10.0%
Tier I capital to risk-weighted assets:						
Camco Financial Corporation	$64,303	11.78%	≥$21,844	≥4.0%	≥$32,766	6.0%
Advantage Bank [1]	$62,302	11.42%	≥$21,829	≥4.0%	≥$32,743	6.0%
Tier I leverage to average assets:						
Camco Financial Corporation	$64,303	8.43%	≥$30,507	≥4.0%	≥$38,134	5.0%
Advantage Bank [1]	$62,302	8.19%	≥$30,436	≥4.0%	≥$38,045	5.0%

(1) Due to the 2012 Consent Order Advantage cannot be considered well capitalized until such order is lifted by the FDIC and the Division.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–K - REGULATORY MATTERS AND REGULATORY CAPITAL (continued).

The following tables present certain information regarding compliance by Camco and Advantage with applicable regulatory capital requirements at December 31, 2011:

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands)			
Total capital to risk-weighted assets:						
Camco Financial Corporation	$57,968	9.54%	≥$48,605	≥8.0%	≥$60,757	10.0%
Advantage Bank [(1)]	$55,513	9.14%	≥$48,577	≥8.0%	≥$60,721	10.0%
Tier I capital to risk-weighted assets:						
Camco Financial Corporation	$50,292	8.28%	≥$24,303	≥4.0%	≥$36,454	6.0%
Advantage Bank [(1)]	$47,837	7.88%	≥$24,289	≥4.0%	≥$36,432	6.0%
Tier I leverage to average assets:						
Camco Financial Corporation	$50,292	6.59%	≥$30,514	≥4.0%	≥$38,143	5.0%
Advantage Bank [(1)]	$47,837	6.29%	≥$30,445	≥4.0%	≥$38,056	5.0%

[(1)] Due to the 2009 Cease and Desist Order Advantage cannot be considered well capitalized until such order is lifted by the FDIC and the Division.

NOTE–L - FAIR VALUE

The fair value framework as disclosed in the Fair Value Measurements and Disclosure Topic of FASB ASC Topic 825, Financial Instruments (Fair Value Topic) includes a hierarchy which focuses on prioritizing the inputs used in valuation techniques. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), a lower priority to observable inputs other than quoted prices in active markets for identical assets and liabilities (Level 2), and the lowest priority to unobservable inputs (Level 3). When determining the fair value measurements for assets and liabilities, the Corporation looks to active markets to price identical assets or liabilities whenever possible and classifies such items in Level 1. When identical assets and liabilities are not traded in active markets, the Corporation looks to observable market data for similar assets and liabilities and classifies such items as Level 2. Certain assets and liabilities are not actively traded in observable markets and the Corporation must use alternative techniques, based on unobservable inputs, to determine the fair value and classifies such items as Level 3. The level within the fair value hierarchy is based on the lowest level of input that is significant in the fair value measurement.

As a financial services corporation, the carrying value of certain financial assets and liabilities is impacted by the application of fair value measurements, either directly or indirectly. In certain cases, an asset or liability is measured and reported at fair value on a recurring basis, such as available-for-sale investment securities. In other cases, management must rely on estimates or judgments to determine if an asset or liability not measured at fair value warrants an impairment write-down or whether a valuation reserve should be established. Given the inherent volatility, the use of fair value measurements may have a significant impact on the carrying value of assets or liabilities, or result in material changes to the financial statements, from period to period.

NOTE–L - FAIR VALUE (continued).

Listed below are three levels of inputs that Camco uses to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Quoted prices on identical assets or liabilities that are not actively traded. Also consists of an observable market price for a similar asset or liability. This includes the use of "matrix pricing" used to value debt securities absent the exclusive use of quoted prices.

Level 3: Consists of unobservable inputs that are used to measure fair value when observable market inputs are not available. This could include the use of internally developed models, financial forecasting, etc.

The following methods, assumptions, and valuation techniques were used by the Corporation to measure different financial assets and liabilities at fair value and in estimating its fair value disclosures for financial instruments.

Cash and Cash Equivalents: The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents is deemed to approximate fair value and are classified as Level 1 of the fair value hierarchy.

Investment Securities: Fair values for investment securities are determined by quoted market prices if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities. For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using matrix pricing, which is a mathematical technique widely used in the industry to value investment securities without relying exclusively on quoted prices for the specific investment securities but rather relying on the investment securities' relationship to other benchmark quoted investment securities (Level 2). Any investment securities not valued based upon the methods above is considered Level 3.

The Corporation utilizes information provided by a third-party investment securities portfolio manager in analyzing the investment securities portfolio in accordance with the fair value hierarchy of the Fair Value Topic. The portfolio manager's evaluation of investment security portfolio pricing is performed using a combination of prices and data from other sources, along with internally developed matrix pricing models. The third-party's month-end pricing process includes a series of quality assurance activities where prices are compared to recent market conditions, previous evaluation prices, and between the various pricing services. These processes produce a series of quality assurance reports on which price exceptions are identified, reviewed and where appropriate, securities are re-priced. In the event of a materially different price, the third party will report the variance and review the pricing methodology in detail. The results of the quality assurance process are incorporated into the selection of pricing providers by the third party.

Loans Held for Sale: Mortgage loans held for sale are classified as Level 2 and are estimated using fair value which is determined using quoted prices and if available the contracted sales price of loans committed for delivery, which is determined on the date of sale commitment. Gains and losses on the sale of loans are recorded as net gains from sales of loans within noninterest income in the Consolidated Statements of Operations.

Loans Receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential real estate, multi-family residential real estate, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current

NOTE–L - FAIR VALUE (continued).

interest rates offered for loans with similar terms to borrowers of similar credit quality. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price and due to the significant judgment involved in evaluating credit quality, loans are classified within Level 3 classification.

Federal Home Loan Bank Stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Accrued Interest Receivable and Payable: The fair value for accrued interest approximates its carrying amounts due to the short duration before collection. The valuation is a Level 3 classification that is consistent with its underlying asset or liability.

Deposits: The fair values of deposits with no stated maturity, such as money market demand deposits, savings and NOW accounts have been analyzed by management and assigned estimated maturities and cash flows which are then discounted to derive a value. The fair value of fixed-rate certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The Corporation classifies the estimated fair value of deposit liabilities as Level 2 in the fair value hierarchy.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Repurchase Agreements: The fair value of repurchase agreements is based on the discounted value of contractual cash flows using rates currently offered for similar maturities. The Corporation classifies the estimated fair value of short-term borrowings as Level 2 of the fair value hierarchy.

Subordinated Debentures: The fair value of subordinated debentures is based on the discounted value of contractual cash flows using rates currently offered for smaller maturities.

Advances by Borrowers for Taxes and Insurance: The fair value of advances by borrowers for taxes and insurance approximates its carrying amounts due to the short duration before collection. The valuation is a Level 3 classification which is consistent with its underlying asset.

Commitments to Extend Credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 2012 and December 31, 2011, the fair value of loan commitments was not material.

Fair value is defined as the price that would be received to sell an asset or transfer a liability between market participants at the balance sheet date. When possible, the Corporation looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Corporation looks to observable market data for similar assets and liabilities. However, certain assets and liabilities are not traded in observable markets and Camco must use other valuation methods to develop a fair value. The fair value of impaired loans is based on the fair value of the underlying collateral, which is estimated through third party appraisals or internal estimates of collateral values.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–L - FAIR VALUE (continued).

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows:

	Carrying value	Fair value	Level 1	Level 2	Level 3
	(In thousands as of December 31, 2012)				
Financial assets					
Cash and cash equivalents	$ 58,379	$ 58,379	$58,379	$ 0	$ 0
Investment securities available for sale	85,298	85,298	0	85,254	44
Investment securities held to maturity	903	957	0	957	0
Loans held for sale	6,544	6,759	0	6,759	0
Loans receivable	554,575	544,655	0	0	544,655
Federal Home Loan Bank stock	9,888	9,888	0	0	9,888
Accrued interest receivable	2,631	2,631	0	0	2,631
Financial liabilities					
Deposits	$627,224	$622,186	$ 0	$622,186	$ 0
Advances from the Federal Home Loan Bank	53,297	56,310	0	56,310	0
Repurchase agreements	5,923	5,923	0	5,923	0
Subordinated debentures	5,000	4,976	0	0	4,976
Advances by borrowers for taxes and insurance	2,635	2,635	0	0	2,635
Accrued interest payable	1,692	1,692	0	0	1,692

	Carrying value	Fair value
	(in thousands as of December 31, 2011)	
Financial assets		
Cash and cash equivalents	$ 38,374	$ 38,374
Investment securities available for sale	17,845	17,845
Investment securities held to maturity	3,083	3,135
Loans held for sale	8,090	8,250
Loans receivable	639,177	639,477
Federal Home Loan Bank stock	9,888	9,888
Accrued interest receivable	2,945	2,945
Financial liabilities		
Deposits	$629,259	$623,145
Advances from the Federal Home Loan Bank	63,604	67,951
Repurchase agreements	11,681	11,681
Subordinated debentures	5,000	4,928
Advances by borrowers for taxes and insurance	2,100	2,100
Accrued interest payable	1,693	1,693

Corporate equity securities classified as available-for sale were $52,000 and listed as level 3 at December 31, 2011. All other corporate equity securities were sold in 2011 for liquidity purposes.

NOTE–L - FAIR VALUE (continued).

The following table presents financial assets and liabilities measured on a recurring basis for balances at December 31, 2012 and 2011:

	Balance at December 31,	Fair Value Measurements at Reporting Date Using		
		Level 1	Level 2	Level 3
2012		(in thousands)		
Securities available for sale				
U.S. government sponsored enterprises	$84,071	$0	$84,071	$ 0
Corporate equity securities	44	0	0	44
Mortgage-backed securities	1,183	0	1,183	0
2011				
Securities available for sale				
U.S. government sponsored enterprises	$16,292	$0	$16,292	$ 0
Corporate equity securities	52	0	0	52
Mortgage-backed securities	1,501	0	1,501	0

The following table presents financial assets and liabilities measured on a non-recurring basis:

	Fair Value Measurements at Reporting Date Using			
	Balance at, December 31,	Level 1	Level 2	Level 3
2012		(in thousands)		
Impaired loans	$22,727	$0	$0	$22,727
Real estate acquired through foreclosure	10,581	0	0	10,581
2011				
Impaired loans	$24,716	$0	$0	$24,716
Real estate acquired through foreclosure	10,888	0	0	10,888

A loan is considered impaired when, based on current information and events it is probable the Corporation will be unable to collect all amounts due (both principal and interest) according to the contractual terms of the original loan agreement. Loan impairment is measured using the present value of the loan's expected cash flows discounted at the loan's effective interest rate, using the loan's observable market value, or using the fair value of the collateral less costs to sell if the loan is collateral-dependent. Collateral may be in the form of real estate and/ or business assets such as accounts receivable, inventory or business equipment. The majority of collateral is real estate. The value of real estate is based on observable market prices and market values provided by independent, licensed or certified appraisers. Collateral values may be discounted based on management's historical knowledge of the property and/or changes in market conditions from the time of valuation.

Fair value for real estate acquired through foreclosure is generally determined by obtaining recent appraisals on the properties. Other types of valuing include broker price opinions and valuations pertaining to the current and anticipated deterioration in the regional economy and real estate market, as evidenced by, among other things, a net out migration of the local population, unemployment rates, increasing vacancy rates, borrower delinquencies, declining property values and rental prices, differences between foreclosure appraisals and real estate owned sales prices, and an increase in concessions and other forms of discounting or other items approved by our asset classification committee. The fair value under such appraisals is determined by using one of the following valuation techniques: income, cost or comparable sales. The fair value is then reduced by management's estimate for the direct costs expected to be incurred in order to sell the property. Holding costs or maintenance expenses are recorded as period costs when incurred and are not included in the fair value estimate.

NOTE–M - BENEFIT PLANS

The Corporation has several non-qualified executive benefit plans for key employees as follows:

- Salary Continuation Plans
- Split Dollar Post Retirement Plan
- Deferred Compensation Plan (100% employee contributions)

The Salary continuation plans provide fixed post-retirement benefits to certain key executives for 15 years.

The split dollar retirement plan includes future benefits that will be provided for in part by single premium key man life insurance of which the corporation is the beneficiary. During the current year, the board of directors modified the eligibility requirements of the plan; the net effect reduced expense by $213,000.

The deferred compensation plan does not require employer contributions. During the employment period, interest on this plan is credited annually at the rate of 75% of the Corporation's return on equity for the previous year. Interest paid during the payout phase is the lesser of the effective federal funds rate on the first business day of each installment period or 75% of the Corporation's return on equity for the previous year.

The accrued liability for these plans was $4.1 million and $4.0 million at the end of 2012 and 2011 respectively.

Combined plan expenses for these plans were $204,000, $254,000 and $313,000 during the years ended December 31, 2012, 2011 and 2010, respectively.

Payments to participants under these plans were $151,000 and $143,000 during the years ended December 31, 2012 and 2011, respectively.

Future payments to participants are as follows:

(in thousands)	
2013	$ 227
2014	223
2015	222
2016	216
2017	216
2018 and thereafter	5,590
Total	$6,694

The Corporation also has a 401(k) Salary Savings Plan covering substantially all employees. Contributions by the employees are voluntary and are subject to matching contributions by the employer under a fixed percentage, which may be increased at the discretion of the Board of Directors. Total expense under this plan was $283,000, $286,000 and $304,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Stock Option Plans

The Corporation follows a fair-value based method for valuing stock-based compensation that measures compensation cost at the grant date based on the fair value of the award.

In 2012, no options were granted as the Corporation awarded restricted shares in lieu of options for the goals achieved within the 2011 officer incentive plan.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–M - BENEFIT PLANS (continued).

Stock Option Plans (continued)

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model. The following table details the fair value and assumptions used to value stock options as of the grant date that were granted in 2011 and 2010:

	2011	2010
Fair value, calculated	$ 1.49	$ 1.65
Exercise Price	$ 2.14	$ 2.51
Risk-free interest rate	3.58%	3.61%
Expected stock price volatility	57.30%	51.62%
Expected dividend yield	0	0
Expected Life	10 years	10 years

A summary of the status of the Corporation's stock option plans as of December 31, and changes during the periods ending on those dates is presented below:

	Year ended December 31, 2012		Year ended December 31, 2011	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	587,342	$ 4.68	463,642	$ 5.84
Granted	0	0	161,538	2.14
Exercised	0	0	0	0
Forfeited	(5,454)	10.63	(29,338)	7.03
Expired	0	0	(8,500)	11.93
Outstanding at end of period	581,888	$ 4.62	587,342	$ 4.68
Options exercisable at period end	395,233	$ 5.70	317,467	$ 6.58
Weighted-average fair value of options granted during the period		$ N/A		$ 1.49

The following information applies to options outstanding at December 31, 2012:

	Options outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$1.90 - $2.51	470,687	7.3	$ 2.38	284,032	$ 2.42
$8.92	18,877	5.0	8.92	18,877	8.92
$11.36 - $14.16	43,473	3.3	13.69	43,473	13.69
$16.13 - $17.17	48,851	1.3	16.44	48,851	16.44
	581,888	6.4	$ 4.62	395,233	$ 5.70

NOTE–M - BENEFIT PLANS (continued).

Stock Option Plans (continued)

A summary of unvested options as of, and changes during the year ended, December 31, 2012, were as follows:

Unvested options:	Number
Beginning of period	269,875
Granted	0
Forfeited	(888)
Vested during the period	(82,332)
Unvested options at December 31, 2012	186,655

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011, and 2010, was $0 as no options were exercised.

As of December 31, 2012, there was $170,000 of total unrecognized compensation cost related to non-vested stock options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.0 years.

In 2009, Camco granted 50,000 restricted shares of stock out of the current authorized common stock related to an employment agreement. The issuance of restricted stock vested in four equal annual increments beginning in 2010.

In March 2012, Camco granted 262,492 shares of restricted stock with an impact to unearned/deferred compensation of $625,000. The stock was granted under the Camco Financial Corporation 2010 Equity Plan to officers based on 2011 performance. The issuance of the restricted stock vests over three years, 20% on the date of the award, 20% on the date that the Compensation Committee certifies Camco's 2012 financial results and 60% on the date that the Compensation Committee certifies Camco's 2013 financial results (such results are expected to be certified in the first quarter of 2013 and 2014, respectively). However, if Camco's pre-tax earnings for the fiscal year ending December 31, 2012 or 2013 are not equal to or greater than the budgeted pre-tax earnings for the fiscal year ending December 31, 2011; the participant will forfeit 25% of the equity award that is to vest on such date. Additionally, the shares may not be transferred for one year after vesting. The grant date fair value per share of restricted stock is the stock price at close on grant date, which is being expensed on a straight-line basis during the vesting period.

In October 2012, Camco granted 53,187 shares of restricted stock awards with an impact to unearned / deferred compensation of $94,150. The stock was granted under the Camco Financial Corporation 2010 Equity Plan to James E. Huston based on 2012 performance. The issuance of the restricted stock vested immediately.

NOTE–M - BENEFIT PLANS (continued).

Stock Option Plans (continued)

The shares represented by restricted stock awards are considered outstanding at the grant date, as the recipients are entitled to voting rights and dividends if declared. A summary of restricted stock award activity for the period is presented below:

	Non-vested Number of Shares	Weighted Average Grant Date Fair Value
Non-vested balance at January 1, 2011	37,500	$ 2.50
Vested	(12,500)	2.50
Non-vested balance at December 31, 2011	25,000	$ 2.50
Granted	315,679	2.28
Vested	(118,166)	2.12
Forfeit	(2,524)	2.38
Non-vested balance at December 31, 2012	219,989	$ 2.39

At December 31, 2012, there was approximately $370,000 of compensation cost that has not yet been recognized related to restricted stock awards. That cost is expected to be recognized over the twelve months in 2013.

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–N - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years ended December 31, 2012, 2011 and 2010:

CAMCO FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31,
(In thousands)

	2012	2011
ASSETS		
Cash in Advantage	$ 416	$ 946
Investment securities designated as available for sale	44	52
Investment in Advantage	62,726	48,186
Office premises and equipment—net	7	1
Cash surrender value of life insurance	1,719	1,669
Other assets	1,446	72
Total assets	**$66,358**	**$51,826**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and other accrued liabilities	$ 1,631	$ 1,221
Borrowings	5,000	5,000
Total liabilities	6,631	6,221
Stockholders' equity	59,727	45,605
Total liabilities and stockholders' equity	**$66,358**	**$51,826**

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–N - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION (continued).

CAMCO FINANCIAL CORPORATION
STATEMENTS OF OPERATIONS
Year ended December 31,
(In thousands)

	2012	2011	2010
Income			
Interest and other income	$ 72	$ 87	$ 57
Equity in undistributed earnings (loss) of Advantage	5,082	1,346	(12,963)
Excess distribution from Camco Title	0	26	237
Total earnings (loss)	5,154	1,459	(12,669)
Interest expense	423	343	343
General, administrative and other expense	586	897	907
Earnings (loss) before federal income tax credits	4,145	219	(13,919)
Federal income tax expense (credits)	(18)	5	640
Net earnings (loss)	**$4,163**	**$ 214**	**$(14,559)**

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–N - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION (continued).

CAMCO FINANCIAL CORPORATION
STATEMENTS OF CASH FLOWS
Year ended December 31,
(In thousands)

	2012	2011	2010
Cash flows from operating activities:			
Net earnings (loss) for the year	$ 4,163	$ 214	$(14,559)
Adjustments to reconcile net earnings (loss) to net cash flows provided by operating activities:			
Equity in undistributed (earnings) loss of Advantage	(5,082)	(1,346)	12,963
Equity in undistributed earnings of Camco Title	0	0	(237)
Depreciation and amortization	1	61	98
Gain on sale of assets	0	(10)	0
(Gain) loss on sale of investments	(1)	9	0
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	(1)	53	30
Accounts payable and other liabilities	439	352	211
Liquidation of Camco Title	0	567	0
Accrued federal income taxes	0	(4,278)	4,482
Deferred federal income taxes	0	0	3
Net cash provided by (used in) operating activities	(481)	(4,378)	2,991
Cash flows from investing activities:			
Net increase in cash surrender value of life insurance	(50)	(55)	(38)
Proceeds from sale of office premises	0	997	0
Additions to office premises and equipment	(7)	(2)	0
Proceeds from sale of investments	8	41	0
Proceeds from redemption of life insurance	0	199	0
Decrease in interest-bearing deposits in other financial institutions	0	262	133
Net cash provided by (used in) investing activities	(49)	1,442	95
Cash flows from financing activities:			
Additional common stock	5,714	0	0
Warrants	1,411	0	0
Additional paid in capital related to offering	2,256	0	0
Downstream of cash to Advantage	(9,381)	0	0
Net cash used in financing activities	(0)	0	0
Net increase (decrease) in cash and cash equivalents	(530)	(2,936)	3,086
Cash at beginning of year	946	3,882	796
Cash at end of year	**$ 416**	**$ 946**	**$ 3,882**

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE–O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following tables summarize the Corporation's quarterly results for the years ended December 31, 2012 and 2011.

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
2012:	(In thousands, except per share data)			
Total interest income	$ 7,509	$7,765	$7,936	$8,413
Total interest expense	1,705	1,780	2,023	2,224
Net interest income	5,804	5,985	5,913	6,189
Provision for losses on loans	(1,455)	457	137	1,005
Other income	2,489	1,851	1,679	1,980
General, administrative and other expenses	6,944	6,948	7,035	6,714
Earnings before income taxes	2,804	431	420	450
Federal income taxes (credits) [1]	20	(53)	(62)	37
Net earnings	$ 2,784	$ 484	$ 482	$ 413
Earnings per share: [2]				
Basic	$ 0.27	$ 0.07	$ 0.06	$ 0.06
Diluted	$ 0.27	$ 0.07	$ 0.06	$ 0.06

[1] The quarterly federal income taxes are related to 100% deferred tax valuation.

[2] The quarterly earnings per share does not calculate to year to date due to the additional shares in November related to the rights offering that heavily weighted the fourth quarter.

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
2011:	(In thousands, except per share data)			
Total interest income	$8,669	$8,886	$ 9,080	$9,602
Total interest expense	2,318	2,420	2,644	2,992
Net interest income	6,351	6,466	6,436	6,610
Provision for losses on loans	(759)	228	1,797	1,013
Other income	1,255	1,185	1,028	3,030
General, administrative and other expenses	7,501	7,255	7,141	7,427
Earnings (loss) before income taxes (credits)	864	168	(1,474)	1,200
Federal income taxes (credits) [1]	2	5	(11)	548
Net earnings (loss)	$ 862	$ 163	$(1,463)	$ 652
Earnings (loss) per share:				
Basic	$ 0.12	$ 0.02	$ (0.20)	$ 0.09
Diluted	$ 0.12	$ 0.02	$ (0.20)	$ 0.09

[1] The first quarter federal income tax is related to the sale of securities.

NOTES



Camco Financial Corporation

814 Wheeling Avenue · Cambridge, Ohio 43725